  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 1995
                                                     REGISTRATION NO. 33-63317


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2

                                      TO

                                   FORM S-2

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                             BERNARD CHAUS, INC.

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

 NEW YORK                              2331, 2339                        13-2807386
(State or other jurisdiction           (Primary standard industrial      (I.R.S. employer
of incorporation or organization)      classification code number)       identification no.)

                                1410 BROADWAY
                              NEW YORK, NY 10018
                                (212) 354-1280

 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               WAYNE S. MILLER
           EXECUTIVE VICE PRESIDENT -- FINANCE AND ADMINISTRATION,
                    CHIEF FINANCIAL OFFICER AND SECRETARY
                             BERNARD CHAUS, INC.
                                1410 BROADWAY
                              NEW YORK, NY 10018
                                (212) 354-1280

   (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                         CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:

           Richard A. Goldberg, Esq.               Andre Weiss, Esq.
   Shereff, Friedman, Hoffman & Goodman, LLP     Schulte Roth & Zabel
                919 Third Avenue                   900 Third Avenue
            New York, New York 10022            New York, New York 10022
                 (212) 758-9500                     (212) 758-0404







   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                             BERNARD CHAUS, INC.
                            CROSS-REFERENCE SHEET
                      SHOWING LOCATION IN PROSPECTUS OF
                  INFORMATION REQUIRED BY ITEMS OF FORM S-2

         REGISTRATION STATEMENT ITEM AND HEADING         CAPTION OR LOCATION IN PROSPECTUS
         ----------------------------------------------  ------------------------------------------------
1.       Forepart of the Registration Statement and
         Outside Front Cover Page of Prospectus          Outside Front Cover Page
2.       Inside Front and Outside Back Cover Pages of
         Prospectus                                      Inside Front and Outside Back Cover Pages
3.       Summary Information, Risk Factors and Ratio of
         Earnings to Fixed Charges                       Prospectus Summary; Risk Factors
4.       Use of Proceeds                                 Use of Proceeds
5.       Determination of Offering Price                 Outside Front Cover Page; Underwriting
6.       Dilution                                        Dilution
7.       Selling Security Holders                        Not applicable
8.       Plan of Distribution                            Outside Front Cover Page; Underwriting
9.       Description of Securities to be Registered      Price Range of Common Stock and Dividend Policy;
                                                         Description of Capital Stock; Shares Eligible
                                                         for Future Sale
10.      Interests of Named Experts and Counsel          Not Applicable
11.      Information with Respect to the Registrant      Outside Front Cover Page; Prospectus Summary;
                                                         Risk Factors; Price Range of Common Stock and
                                                         Dividend Policy; Selected Consolidated Financial
                                                         Data; Management's Discussion and Analysis of
                                                         Financial Condition and Results of Operations;
                                                         Business; Principal Stockholders; Certain
                                                         Transactions; Available Information;
                                                         Consolidated Financial Statements
12.      Incorporation of Certain Information by
         Reference                                       Incorporation of Certain Documents by Reference
13.      Disclosure of Commission Position on
         Indemnification for Securities Act Liabilities  Not Applicable

   Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.







                SUBJECT TO COMPLETION, DATED NOVEMBER 14, 1995


PROSPECTUS

                               5,000,000 SHARES

                             [BERNARD CHAUS LOGO]

                                 COMMON STOCK


   All of the shares of common stock, par value $.01 per share ("Common Stock"), being offered hereby are being sold by Bernard Chaus, Inc. (the "Company"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "CHS." On November 13, 1995, the last reported sale price of the Common Stock on the NYSE composite tape was $4.375 per share. See "Price Range of Common Stock and Dividend Policy."


       THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE
                       "RISK FACTORS" BEGINNING AT PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

-----------------------------------------------------------------------------

                  PRICE TO     UNDERWRITING DISCOUNTS AND    PROCEEDS TO
                   PUBLIC           COMMISSIONS (1)          COMPANY (2)
-------------  -------------  --------------------------  ---------------
Per Share ....        $                    $                      $
Total(3) .....        $                    $                      $

-----------------------------------------------------------------------------

   (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

   (2) Before deducting estimated expenses of $550,000 payable by the Company.

   (3) The Company has granted to the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock, on the same terms and conditions set forth above, solely to cover overallotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Commissions, and Proceeds to
        Company will be $          , $           and $          ,
        respectively. See "Underwriting."


   The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters, and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc.,
New York, New York, on or about November   , 1995.


                               LEHMAN BROTHERS


November   , 1995

                                 [photographs]











IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE. SUCH
STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) appearing elsewhere in or incorporated by reference into this Prospectus. Unless the context otherwise requires, references in this Prospectus to the "Company" refer to Bernard Chaus, Inc. and its subsidiaries. The information in this Prospectus, unless otherwise indicated, does not give effect to the exercise of the over-allotment option described under "Underwriting." References in this Prospectus to a fiscal year refer to the Company's fiscal year ending on June 30th of each year (for example, "fiscal 1995" refers to the Company's fiscal year ended June 30, 1995).

                                 THE COMPANY

GENERAL

   The Company designs, arranges for the manufacture of and markets an extensive range of women's career and casual sportswear and dresses which are marketed principally under the CHAUS(Registered Trademark) and CHAUS SPORT(Registered Trademark) trademarks. The Company's products are sold nationwide through department store chains, specialty retailers and other retail outlets. The Company recently entered into an exclusive license agreement with Nautica Apparel Inc. ("Nautica"), a leading name in men's apparel, under which the Company will design, arrange for the manufacture of and market a new women's career and casual sportswear line in the United States and Puerto Rico under the Nautica(Registered Trademark) brand name.

CORPORATE STRATEGY/REPOSITIONING

   In late fiscal 1994, the Company initiated a corporate restructuring program characterized by a strengthened management team, reduced selling, general and administrative expenses and, in an effort to capitalize on the Company's well-recognized brand name, a return to its historic product positioning. The following summarizes the major aspects of the Company's restructuring and its new corporate strategy.

   Strengthen Management Team. At the core of the restructuring effort has been the recruitment of seasoned industry professionals, led by the hiring in September 1994 of Andrew Grossman, the then President of Jones Apparel Group Inc., as the Company's new Chief Executive Officer. The Company believes that Mr. Grossman's extensive experience in the women's apparel industry brings new leadership and innovation to the Company.


   Reduce Overhead Expenses. The Company began implementing an aggressive expense reduction program in late fiscal 1994 which was primarily responsible for a $10.6 million reduction in selling, general and administrative expenses in fiscal 1995. In addition, the Company realized a $2.4 million reduction in selling, general and administrative expenses in the first quarter of fiscal 1996 as compared to the first quarter of fiscal 1995. Key initiatives behind the cost savings include a headcount reduction, the centralization of certain operating and administrative functions, the closing of office locations, the consolidation of distribution facilities and the closing of selected Company outlet stores. The Company anticipates that, if its sales volume increases, it will benefit from increased operating leverage, i.e., the ability to increase sales of existing products without proportionately increasing selling, general and administrative expenses.

   Strategic Product Positioning. The Company is refocusing its product lines to offer higher quality merchandise positioned at the high end of the "upper moderate" through the opening price points of the "better" categories. See "Business --Products." The Company believes that its product quality in terms of fabric choice, trimming and fit is comparable to, yet priced below, its competitors' "better" offerings. As a result, the Company believes that it has identified a strategic niche in which it can offer a product line with a superior perceived value by the consumer.


   Collections Merchandising Strategy. As part of the Company's product repositioning strategy, the Company has shifted its attention from single, fashion-driven items to collections with an emphasis on updated traditional styling. This shift to collections has enabled the Company to move away from commodity pricing for single, fashion-driven items and to reduce the levels of goods sold at off-price. The Company believes that there is a general shift in the industry back to ensemble dressing, and the Company's collection approach allows it to take advantage of such trend.


   Door Penetration; Door Expansion. The Company's products are sold nationwide in an estimated 2,500 individual stores operated by approximately 100 department store chains. The Company believes that it is currently underpenetrated, both in terms of the percentage of individual stores ("doors") within department store chains in which its products are sold and in terms of the amount of retail floor space allocated to its products within such stores, compared to other major women's apparel manufacturers. The Company will seek to increase the percentage of doors in which its products are distributed and to increase the amount of retail floor space allocated to its products.

   Capitalize on Capabilities through Nautica Relationship. The Company believes that its recent license agreement with Nautica (the "Nautica License Agreement"), with respect to a new women's career and casual sportswear line, represents an opportunity for growth. This relationship with Nautica will provide the Company with access to "better" to "bridge" departments while creating an alliance with a leading company in the apparel industry.


   The Company was organized as a New York corporation in 1975 and has its principal executive offices located at 1410 Broadway, New York, New York 10018, and its telephone number is (212) 354-1280.

                                 THE OFFERING

 Common Stock offered hereby ...........................5,000,000 shares
Common Stock to be outstanding after the offering  .... 26,133,641 shares (1)
Use of Proceeds ....................................... Approximately $7.0 million to develop and market the Company's licensed Nautica
                                                        product line; the remainder to provide
                                                        working capital to support the growth of
                                                        the Company's existing product lines.
NYSE Symbol ........................................... CHS

   (1) Excludes (a) an aggregate of 5,302,109 shares of Common Stock reserved for issuance under the Company's employee and director stock option plans of which options to purchase an aggregate of 4,338,878 shares have been issued at exercise prices ranging from $1.875 to $5.875 per share, and (b) an aggregate of 2,946,500 shares of Common Stock reserved for issuance upon the exercise of certain additional options and warrants at exercise prices ranging from $2.25 to $6.75 per share. See "Business -- License Agreement with Nautica," "Management," "Principal Stockholders" and "Certain Transactions."

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

   The following summary consolidated financial information has been derived from the consolidated financial statements of the Company. The financial information below should be read in conjunction with the other financial data of the Company and the consolidated financial statements of the Company and notes thereto included in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                  FISCAL YEAR ENDED JUNE 30,
                                 ----------------------------------------------------------
                                     1991        1992        1993        1994        1995
                                 ----------  ----------  ----------  ----------  ----------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net sales ...................... $232,444    $254,190    $235,819    $206,332    $181,697
Gross profit ...................   40,075      57,775      48,396      19,738      32,600
Selling, general and
 administrative expenses .......   51,600      50,016      57,410      55,400      44,794
Restructuring expenses (1)  ....       --          --          --       5,300       1,200
Unusual expenses (2) ...........       --          --          --       1,900       8,333
Interest expense ...............    1,968       2,474       2,322       3,439       5,976
Net (loss) income ..............  (12,004)      5,469     (10,989)    (46,755)    (27,913)
Net (loss) income per share (3)  $  (0.66)   $   0.30    $  (0.60)   $  (2.55)   $  (1.40)

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                     QUARTER ENDED
                                     SEPTEMBER 30,
                                 --------------------
                                    1994       1995
                                 ---------  ---------

CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net sales ...................... $65,391    $48,885
Gross profit ...................  13,689     10,744
Selling, general and
 administrative expenses .......  12,200      9,764
Restructuring expenses (1)  ....   1,200         --
Unusual expenses (2) ...........   7,833         --
Interest expense ...............   1,350      1,419
Net (loss) income ..............  (8,935)      (407)
Net (loss) income per share (3)  $ (0.48)   $ (0.02)

                                     AS OF SEPTEMBER 30, 1995
                                  ----------------------------
                                     ACTUAL     AS ADJUSTED (4)
                                  -----------  ---------------
                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficiency)  ... $(13,663)    $  6,240
Total assets ....................   54,022       54,022
Short-term debt .................   36,307       16,404
Long-term debt ..................   21,678       21,678
Stockholders' deficiency ........  (32,660)     (12,757)

   (1) Includes, in fiscal 1994, $2.1 million for closing selected outlet stores, $2.5 million for consolidation of office and warehouse space, and $0.7 million for employee severance, and, in fiscal 1995, $1.2 million for employee severance, which was recorded in the quarter ended September 30, 1994.

   (2) Includes, in fiscal 1994, expenses relating primarily to abandonment of fixed assets, certain legal matters and the winding down of the Company's Canadian joint venture, and in fiscal 1995, $7.8 million, which was recorded in the quarter ended September 30, 1994, primarily relating to the costs associated with the signing of the Company's new Chief Executive Officer, and $0.5 million related to certain legal matters.






   (3) Computed by dividing net (loss) income by the weighted average number of Common and Common Equivalent Shares outstanding during each of the periods. For the fiscal years ended 1991, 1993, 1994 and 1995 and for the quarters ended September 30, 1994 and 1995, Common Equivalent Shares were not included in the calculations as their inclusion would have been antidilutive.

   (4) Adjusted to give effect to the consummation of this offering and the application of the net proceeds therefrom at an assumed offering price of $4.375 per share.

                                 RISK FACTORS

   In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

HISTORY OF LOSSES; DECLINING REVENUE BASE

   The Company sustained net losses of $11.0 million, $46.8 million and $27.9 million in fiscal 1993, 1994 and 1995, respectively, and a net loss of $0.4 million in the first quarter of fiscal 1996. In addition, during such period the Company's revenues declined from $235.8 million in fiscal 1993 to $206.3 million in fiscal 1994 to $181.7 million in fiscal 1995, and from $65.4 million in the first quarter of fiscal 1995 to $48.9 million in the first quarter of fiscal 1996. The Company also experienced a reduction in the number of individual stores within its major customer groups in which its products were sold during this period. The Company believes it has taken substantial steps to reduce its selling, general and administrative expenses and reposition its product and pricing strategy. The Company anticipates that these changes will take some time to benefit the Company's operating results, and it is likely that losses will continue. No assurance can be given that revenues will eventually increase or that the number of stores within which the Company's products are sold will eventually increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WORKING CAPITAL DEFICIENCY; FUTURE FINANCING REQUIREMENTS


   At September 30, 1995, the Company had a working capital deficiency of $13.7 million, and has had negative cash flow from operations of $29.1 million, $5.0 million and $4.8 million in fiscal 1993, 1994 and 1995, respectively, and $17.8 million for the quarter ended September 30, 1995. The Company's business plan requires the availability of sufficient cash flow and borrowing capacity to finance its existing product lines and to develop and market its licensed Nautica product lines. The Company expects to satisfy such requirements through its line of credit under an amended and restated financing agreement with BNY Financial Corporation ("BNYF"), originally entered into in July 1991, amended and restated effective as of February 21, 1995, and further amended effective as of September 28, 1995 (the "Amended Financing Agreement"), the proceeds of this offering, and, in the near term, continued credit support from Josephine Chaus, Chairwoman of the Board and principal stockholder of the Company. The September 28, 1995 amendment to the Amended Financing Agreement is sometimes referred to separately herein as the "September Amendment."


   Ms. Chaus has provided the Company with various forms of financial and credit support for several years. At September 30, 1995 the Company had outstanding $21.7 million of subordinated promissory notes payable to Ms. Chaus, certain of which were originally issued on June 30, 1986 and the remainder of which were issued in February and March 1991 (the "Subordinated Notes"). In connection with this offering, Josephine Chaus agreed to extend the maturity date of the Subordinated Notes from July 1, 1996 to July 1, 1998, subject to the consummation of this offering. The Company has been unable to pay principal or interest, with certain exceptions, under the Subordinated Notes as a result of covenants in the Amended Financing Agreement. Ms. Chaus is prohibited from accelerating the maturity of the Subordinated Notes on account of such inability to pay interest through the maturity thereof. Ms. Chaus also has provided the Company with a $10.0 million letter of credit (the "Letter of Credit") in return for which BNYF has increased the availability under the Amended Financing Agreement by $10.0 million. The Letter of Credit expires on January 31, 1996, but Ms. Chaus has granted the Company an option, exercisable by a special committee consisting of disinterested directors of the Company (the "Special Committee"), to extend the Letter of Credit until July 31, 1996 (the "July Option"). Ms. Chaus also has provided a $5.0 million personal guarantee (the "Guarantee") to support the Amended Financing Agreement. See "Certain Transactions" for information concerning consideration to Josephine Chaus for the credit support provided by her.

   The Company will seek to satisfy its operating requirements without utilizing continued credit support from Ms. Chaus, although there can be no assurance that it will be successful in doing so. The Company has no understanding with Ms. Chaus pursuant to which Ms. Chaus would extend the Letter of

Credit beyond July 31, 1996. If the Letter of Credit is not renewed beyond July 31, 1996, the Company may experience shortfalls in its borrowing availability, unless BNYF permits overadvances under the Amended Financing Agreement consistent with historical levels. During recent fiscal periods, including the fourth quarter of fiscal 1995, the Company was not in compliance with its covenants concerning working capital and net worth under the Amended Financing Agreement. As of September 30, 1995, the Company had an overadvance position of approximately $5.9 million under the Amended Financing Agreement, with the Amended Financing Agreement permitting overadvances up to $6.0 million. Although BNYF historically has waived compliance with certain covenants and permitted such overadvances and has, pursuant to the September Amendment, agreed to relax such covenants and permit specified levels of overadvances through June 30, 1996, there can be no assurance that it will continue to do so in the future. Moreover, growth of the Company's existing product lines and the development of the Company's licensed Nautica product line could increase the amount of the potential shortfall in borrowing availability after the current fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


HIGH BORROWING LEVELS AND STOCKHOLDERS' DEFICIENCY

   At September 30, 1995, the Company had short-term debt of $36.3 million, long-term debt of $21.7 million and a stockholders' deficiency of $32.7 million. Although immediately after giving effect to this offering (at an assumed offering price of $4.375 per share), the Company's short-term debt will be $16.4 million, its long-term debt will be $21.7 million and its stockholders' deficiency will be $12.8 million, the Company anticipates that debt levels will increase as it reborrows to meet its working capital needs. In addition, the Company believes that it will have a stockholders' deficiency for the foreseeable future.

ACCEPTANCE OF REPOSITIONING


   The Company is pursuing a new strategy entailing the repositioning of its product line at higher quality levels and price points. See
"Business--General." There can be no assurance that the Company's new strategy will be successful and, even if successful, it is anticipated that the effects of the strategy will take some time to benefit the Company's operating results.


OBLIGATIONS UNDER NAUTICA LICENSE AGREEMENT; SUCCESS OF NAUTICA PRODUCT LINE

   The Company's obligations under the Nautica License Agreement include devoting at least $7.0 million to the fulfillment of the Company's obligations thereunder, including the design, distribution and sale of the licensed Nautica product line and the establishment of Nautica designed in-store shops. Other conditions to the continuance of the Nautica license agreement include meeting minimum sales targets, making minimum royalty and advertising payments, constructing a separate showroom for the display of licensed products and the requirement that Andrew Grossman continue in his position as Chief Executive Officer during the Nautica License Agreement's term. There can be no assurance that the conditions to the continuance of the Nautica License Agreement will be met or that the Company's licensed Nautica product line will be successful. The Company does not expect to make the first sales of its licensed Nautica products until the first quarter of fiscal 1997. See "Business--License Agreement with Nautica."

APPAREL RETAILING CYCLES

   The apparel industry is a cyclical industry, with purchases of apparel and related goods tending to decline during periods when disposable income is low. Recently, the apparel industry generally, and the Company in particular, have experienced a retail environment characterized by consumer reluctance to purchase women's apparel at full retail price and, in response, substantial price promotions. During fiscal 1994 and 1995, and during the first quarter of fiscal 1996, the continuing difficult retail environment resulted in high levels of promotional sales by the Company, thereby reducing the Company's gross profit margins. There can be no assurance that this difficult retail environment will not continue throughout fiscal 1996 and adversely affect the Company's margins.


   The Company, like many of its competitors, sells to major retailers, some of whom have engaged in leveraged buyouts or transactions in which such retailers incurred significant amounts of debt, and some of whom have recently emerged from the protection of the federal bankruptcy laws. It is not clear to what extent, if any, the current financial condition of such retailers will affect the financial condition of the Company. To date, developments within these companies, including restructurings and, in some instances, the closing of certain stores operated by such retailers, have not had a material adverse effect on the Company's financial position or results of operations. However, in light of the significant portion of the Company's sales which are made to these customers and the related accounts receivable, any material financial difficulties encountered by such accounts could have an adverse effect on the Company's financial position or results of operations.


CHANGES IN FASHION TRENDS


   The Company believes that its success depends in substantial part on its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner. There can be no assurance, however, that the Company will be successful in this regard. The Company attempts to minimize the risk of changing fashion trends and product acceptance by producing a wide selection of garments during a particular selling season and by closely monitoring retail sales of its products. However, if the Company misjudges the market for a number of products or product groups, it may be faced with a significant amount of unsold finished goods inventory, which could have an adverse effect on the Company's results of operations.

DEPENDENCE ON MAJOR CUSTOMERS

   During fiscal 1995, approximately 76% of the Company's net sales were made to its nine largest customers, as compared to 75% during fiscal 1994 and 74% during fiscal 1993. Except for Dillard's Department Stores, which accounted for 23% of net sales in 1995, 16% of net sales in 1994 and 13% of net sales in 1993, no single customer accounted for more than 10% of the Company's net sales during such fiscal years; however, certain of the Company's customers are under common ownership. When considered together as a group under common ownership, sales to nine department store customers owned by The May Department Stores Company ("May") accounted for approximately 13% of net sales in fiscal 1995, 14% of net sales in fiscal 1994 and 17% of net sales in fiscal 1993. Additionally, sales to nine department store companies owned by Federated Department Stores ("Federated") accounted for approximately 11% of the Company's net sales in fiscal 1995 and would have accounted for 12% of net sales in fiscal 1994 and 10% of net sales in fiscal 1993 had the Federated/Macy's merger been completed at the beginning of such periods. As a result of the Company's dependence on these customers, such customers may have the ability to influence the Company's business decisions. The loss of or significant decrease in business from any of its major customers would have a material adverse effect on the Company's financial position and results of operations. See "Business--Customers" and "Business--Sales and Marketing."


DEPENDENCE ON FOREIGN SOURCING; LONG LEAD TIMES

   During fiscal 1995, the Company's products were manufactured through third party foreign contractors, principally in South Korea, Hong Kong, Taiwan, Sri Lanka, China and Indonesia. As a result, the Company may be adversely affected by political instability resulting in the disruption of trade from foreign countries in which the Company's manufacturers and suppliers are located, the imposition of additional regulations relating to imports or duties, taxes and other charges on imports, any significant decreases in the value of the dollar against foreign currencies and restrictions on the transfer of funds. In addition, the Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements impose quotas on the amount and type of goods which can be imported into the United States from these countries. Furthermore, because the Company's foreign manufacturers are located at significant geographic distances from the Company, the Company is generally required to allow greater lead time for foreign orders. In addition, because orders from the Company's customers generally precede the related shipping period by up to five months and the Company must make substantial advance commitments to its suppliers (often as many as seven months prior to the receipt of firm orders for the related merchandise), a lead time of as long as twelve months may be required between the time the Company commits to a supplier and the time of shipping. This reduces the Company's manufacturing flexibility which increases the risks associated with changes in fashion trends or consumer preferences. See "Business--Manufacturing and Distribution" and "Business--Imports and Import Restrictions."


SEASONALITY AND QUARTERLY FLUCTUATIONS

   Historically, the Company's sales and operating results fluctuate by quarter, with the greatest sales occurring in the Company's first and third fiscal quarters. It is in these quarters that the Company's Fall and Spring product lines, which traditionally have had the highest volume of net sales, are shipped to customers, with revenues generally being recognized at the time of shipment. As a result, the Company experiences significant variability in its quarterly results and working capital requirements. Moreover, delays in shipping can cause revenues to be recognized in a later quarter, resulting in further variability in such quarterly results.

COMPETITION

   There is intense competition in the sectors of the apparel industry in which the Company participates. The Company competes with many other apparel companies, some of which are larger and have better established brand names and greater resources than the Company. In some cases, the Company also competes with private-label brands of its department store customers. The Company believes that in order to be successful in its industry, it must be able to evaluate and respond to changing consumer demand and taste and to remain competitive in the areas of style, quality and price while operating within the significant production and delivery constraints of the industry. Furthermore, the Company's traditional department store customers, which account for a substantial portion of the Company's business, encounter intense competition from so-called "off-price" and discount retailers, mass merchandisers and specialty stores. The Company believes that its ability to increase its present levels of sales will depend on such customers' ability to maintain their competitive position. See "Business--Competition."

DEPENDENCE UPON KEY PERSONNEL


   The success of the Company is dependent upon the personal efforts and abilities of Josephine Chaus, its Chairwoman of the Board, and Andrew Grossman, its Chief Executive Officer. See "Business-- License Agreement with Nautica." The Company has no employment agreement with Ms. Chaus, its principal stockholder. The Company has an employment agreement with Mr. Grossman for a term ending in September 2004, pursuant to which Mr. Grossman has agreed not to compete with the Company during the term of the agreement or, if the Company terminates the agreement (with certain exceptions), for a period of up to two years after such termination depending on the basis for termination. See "Executive Compensation--Employment Arrangements." The Company believes that the loss of the services of either Ms. Chaus or Mr. Grossman would likely have an adverse effect on the Company. The Company maintains key man life insurance on the lives of Ms. Chaus and Mr. Grossman in the amounts of $35.0 million and $25.0 million, respectively. Furthermore, the Nautica License Agreement is conditioned upon Mr. Grossman continuing as Chief Executive Officer.


   In addition, the Company believes that its future success depends in part upon its ability to attract and retain qualified personnel. Although the Company has made additions to its core management team, competition to attract and retain such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel in the future. See "Management."

CONTROL BY PRINCIPAL STOCKHOLDER

   Following the completion of this offering, Josephine Chaus will beneficially own approximately 51.6% of the outstanding Common Stock excluding the shares of Common Stock underlying warrants held by her and 56.3% including such shares. Such warrants consist of warrants to purchase 1,216,500 shares of Common Stock issued in 1994 (the "1994 Warrants") and warrants to purchase 1,580,000 shares of Common Stock proposed to be issued in 1995 (the "1995 Warrants"). See "Principal Stockholders" and

"Certain Transactions." As a result of her stock ownership, Ms. Chaus has sufficient voting power to determine the direction and policies of the Company, the election of the directors of the Company, the outcome of any other matter submitted to a vote of stockholders, and to prevent or cause a change in control of the Company.

POTENTIAL CONFLICTS OF INTEREST; RELATED PARTY TRANSACTIONS

   Certain conflicts of interest may arise as a result of Ms. Chaus's position as a director, member of the Office of the Chairman and majority stockholder of the Company and holder of the Company's subordinated indebtedness. There have been a number of related party transactions between Ms. Chaus and the Company, principally involving her provision of credit support to the Company. Such transactions are negotiated with the Special Committee which, where appropriate, seeks the advice of an independent investment banking firm in connection with the approval of any such transaction. When stockholder approval is sought, Ms. Chaus, as majority stockholder, has the ability to approve any such matter without the affirmative vote of any other stockholder of the Company. See "Principal Stockholders" and "Certain Transactions."


VOLATILITY OF STOCK PRICE


   The market price of the Company's Common Stock is highly volatile. Factors such as quarterly variations in the Company's results of operations and changes in general market conditions could cause the market price of the Company's Common Stock to fluctuate significantly. See "Price Range of Common Stock and Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

   The Company currently has 21,133,641 shares of Common Stock outstanding and, upon the completion of this offering, will have 26,133,641 shares of Common Stock outstanding. Of such shares, the shares sold in this offering (other than shares which may be purchased by "affiliates" of the Company) will be freely tradeable without restriction or further registration under the Securities Act. Of the remaining outstanding shares, 13,490,050 shares of Common Stock beneficially owned by Josephine Chaus are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act ("Rule 144"), and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. The Company's executive officers and directors (including Ms. Chaus and Mr. Grossman) have agreed not to offer, sell, or otherwise dispose of their shares for a period of 120 days after the date of this offering without the prior written consent of Lehman Brothers Inc. ("Lehman Brothers") as Representative of the Underwriters. Subject to the expiration of such 120-day lockup period, the 13,490,050 shares beneficially owned by Ms. Chaus will be eligible for sale pursuant to Rule 144. In addition, the Company has outstanding warrants and options exercisable for an aggregate of 7,285,378 shares of Common Stock. Josephine Chaus has registration rights with respect to the shares underlying the 1994 Warrants and (assuming approval of the issuance thereof at the 1995 Annual Meeting of Stockholders) the 1995 Warrants. In addition, Mr. Grossman has registration rights that require the filing of a Registration Statement on Form S-8 with respect to the shares underlying his options. Such registration rights will permit Ms. Chaus and Mr. Grossman to sell such shares from time to time notwithstanding the limitations imposed by Rule 144. No predictions can be made as to the effect, if any, that market sales of shares by existing stockholders (including shares issuable upon the exercise of such warrants and options) or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of the Common Stock after the offering could be adversely affected by future sales of substantial amounts of Common Stock by existing stockholders. See "Principal Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

DILUTION


   Investors will experience immediate and substantial dilution of $4.87 per share upon the completion of this offering. See "Dilution."

                               USE OF PROCEEDS

   The net proceeds to the Company from the sale of Common Stock offered hereby, after deducting underwriting discounts and commissions and the estimated expenses of the offering, are estimated to be $19,903,125 ($22,971,094 if the Underwriters' over-allotment option is exercised in full), assuming an offering price of $4.375 per share.


   Of such net proceeds, the Company anticipates that it will use approximately $7.0 million to develop and market the Company's licensed Nautica product line. See "Business--License Agreement with Nautica." The Company expects to use the remaining proceeds to provide working capital to support the growth of the Company's existing product lines. Pending such uses, the proceeds of this offering will be used to reduce the outstanding balance under the Amended Financing Agreement. Since it is a revolving credit facility, any amounts repaid will be available to be reborrowed, subject to the borrowing formula in the Amended Financing Agreement. The Company intends to reborrow amounts available to support its working capital needs and to fulfill its obligations under the Nautica License Agreement. As of October 31, 1995, an aggregate of approximately $34.1 million was outstanding under the Amended Financing Agreement. The Amended Financing Agreement has a term ending on February 21, 1998, and interest on direct borrowings is payable monthly at an annual rate equal to the higher of (i) The Bank of New York's prime rate (8.75% at October 31, 1995) plus a margin between 0.5% and 1.5%, depending on the level of overadvances, and (ii) the Federal Funds Rate in effect (6.0% at October 31, 1995) plus a margin between 1.0% and 2.0% depending on the level of overadvances. Amounts borrowed under the Amended Financing Agreement during the preceding twelve months have been used by the Company principally to support inventory purchases and satisfy operating needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources."


               PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   The Common Stock is traded on the NYSE under the symbol "CHS." The following table sets forth for each of the Company's fiscal periods indicated the high and low sales prices for the Common Stock as reported on the NYSE.

                                            High       Low
                                          --------  --------
FISCAL 1994
 First Quarter .......................... $3.750    $2.625
 Second Quarter .........................  3.125     1.750
 Third Quarter ..........................  2.625     1.625
 Fourth Quarter .........................  3.750     1.750
FISCAL 1995
 First Quarter ..........................  4.375     1.750
 Second Quarter .........................  6.125     3.625
 Third Quarter ..........................  5.000     3.625
 Fourth Quarter .........................  5.750     2.875
FISCAL 1996
 First Quarter ..........................  6.625     4.750
 Second Quarter through November 13, 1995  5.625     3.000


   On November 13, 1995, the last reported sale price of the Common Stock was $4.375 per share. As of November 13, 1995, the Company had approximately 1,151 stockholders of record.


   The Company has not declared or paid cash dividends or made other distributions on its Common Stock since prior to its initial public offering of Common Stock in 1986 (the "1986 Offering"). The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, its capital requirements and financial condition. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board of Directors does not expect to declare or pay any dividends in the foreseeable future. In addition, pursuant to the Amended Financing Agreement, the Company currently is prohibited from declaring dividends or making other distributions on its capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources."

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company as of September 30, 1995 and as adjusted to give effect to the consummation of this offering and the application of the net proceeds therefrom at an assumed offering price of $4.375 per share. This information should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                      SEPTEMBER 30, 1995
                                                                  -------------------------
                                                                     ACTUAL     AS ADJUSTED
                                                                  ----------  -------------
                                                                     (IN THOUSANDS, EXCEPT
                                                                           SHARE AND
                                                                      PER SHARE AMOUNTS)
Short-term debt ................................................. $ 36,307    $ 16,404

Long-term debt ..................................................   21,678      21,678
Stockholders' deficiency:
 Preferred Stock, par value $.01 per share; 1,000,000 shares
  authorized; no shares issued and outstanding ..................       --          --
 Common Stock, par value $.01 per share; 50,000,000 shares
  authorized; 21,108,641 shares issued and outstanding;
 26,108,641  shares issued and outstanding as adjusted (1)  .....      211         261
Additional paid-in capital ......................................   49,479      69,332
Deficit .........................................................  (80,870)    (80,870)
Less: Treasury stock, at cost--622,700 shares ...................   (1,480)     (1,480)
                                                                  ----------  -------------
    Total stockholders' deficiency ..............................  (32,660)    (12,757)
                                                                  ----------  -------------
    Total capitalization ........................................ $ 25,325    $ 25,325
                                                                  ==========  =============

   (1) Excludes (a) an aggregate of 4,363,878 shares of Common Stock reserved for issuance upon the exercise of options outstanding under the Company's employee and director stock option plans, and (b) an aggregate of 2,946,500 shares of Common Stock reserved for issuance upon the exercise of certain other outstanding warrants. See "Business--License Agreement with Nautica," "Management," "Principal Stockholders" and "Certain Transactions."

                                   DILUTION


   As of September 30, 1995, the net deficit in tangible book value of the Company was approximately $32.7 million or $1.55 per share of Common Stock outstanding. Net deficit in tangible book value per share is determined by dividing the net deficit of the Company (the excess of liabilities over tangible assets) by the number of shares of Common Stock outstanding. After giving effect to the completion of this offering at an assumed offering price of $4.375 per share (after deducting underwriting discounts and commissions and the estimated expenses of the offering), the pro forma net deficit in tangible book value of the Company as of September 30, 1995 would have been approximately $12.8 million or approximately $0.49 per share. This represents an immediate decrease in pro forma net deficit in tangible book value of $1.06 per share to current stockholders and an immediate dilution of $4.865 per share to new investors purchasing shares of Common Stock. The decrease in the net deficit in tangible book value per share of Common Stock held by the current stockholders would be solely attributable to the cash paid by purchasers of the shares of Common Stock offered by the Company.

   The following table summarizes the per share dilutive effect of this offering:

 Assumed offering price (1) ..........................................         $4.375
 Net deficit in tangible book value per share before offering  ...... $1.55
 Decrease in pro forma net deficit in tangible book value per share attributable to shares offered hereby (2) .........................  1.06
                                                                      =======
Pro forma net deficit in tangible book value per share after
 offering ...........................................................           0.49
                                                                               =======
Dilution to new investors (3) .......................................          $4.865
                                                                               =======

   (1) Before deduction of underwriting discounts and commissions and the estimated expenses of this offering.

   (2) After deduction of underwriting discounts and commissions and the estimated expenses of this offering.

   (3) Dilution represents the difference between the offering price per share and the pro forma net deficit in tangible book value per share after giving effect to this offering.

                     SELECTED CONSOLIDATED FINANCIAL DATA




   The selected consolidated financial data as of June 30, 1994 and 1995 and for the years then ended have been derived from the Company's consolidated financial statements included elsewhere in this Prospectus which have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon is also included elsewhere in this Prospectus. The selected consolidated statement of operations data for the year ended June 30, 1993 has been derived from the Company's consolidated statement of operations included elsewhere in this Prospectus which has been audited by Ernst & Young LLP, independent auditors, whose report thereon is also included elsewhere in this Prospectus. The selected consolidated balance sheet data as of June 30, 1993 and consolidated balance sheet and statement of operations data as of June 30, 1991 and 1992 and for the years then ended have been derived from audited consolidated financial statements of the Company which are not included in this Prospectus. The selected consolidated financial data for the quarters ended September 30, 1994 and 1995 have been derived from the Company's unaudited consolidated financial statements and include, in the opinion of management, all normal recurring adjustments necessary to present fairly the data for such periods. The results for the quarter ended September 30, 1995 are not necessarily indicative of the results to be expected for the full fiscal 1996 year. The selected consolidated financial data below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto, for the three most recent fiscal years and for the quarters ended September 30, 1994 and 1995, included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." No cash dividends were declared or paid during any of the periods presented.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                                                                           QUARTER
                                                                                                            ENDED
                                                                                                          SEPTEMBER
                                                            FISCAL YEAR ENDED JUNE 30,                       30,
                                         --------------------------------------------------------------  ----------
                                             1991         1992        1993         1994         1995         1994
                                         -----------  ----------  -----------  -----------  -----------  ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales .............................. $232,444     $254,190    $235,819     $206,332     $181,697     $ 65,391
Cost of goods sold .....................  192,369      196,415     187,423      186,594      149,097       51,702
                                         -----------  ----------  -----------  -----------  -----------  ----------
Gross profit ...........................   40,075       57,775      48,396       19,738       32,600       13,689
Selling, general and administrative
 expenses ..............................   51,600       50,016      57,410       55,400       44,794       12,200
Restructuring expenses (1) .............       --           --          --        5,300        1,200        1,200
Unusual expenses (2) ...................       --           --          --        1,900        8,333        7,833
Interest expense .......................    1,968        2,474       2,322        3,439        5,976        1,350
Other (income) expense, net ............     (654)        (479)       (449)         190          (91)         (35)
                                         -----------  ----------  -----------  -----------  -----------  ----------
(Loss) income before income tax
 (benefit) provision and extraordinary
 item ..................................  (12,839)       5,757     (10,887)     (46,491)     (27,612)      (8,859)
Income tax (benefit) provision .........     (835)       2,245         102          264          301           76
                                         -----------  ----------  -----------  -----------  -----------  ----------
(Loss) income before extraordinary item   (12,004)       3,512     (10,989)     (46,755)     (27,913)      (8,935)
Extraordinary item (3) .................       --        1,957          --           --           --           --
                                         -----------  ----------  -----------  -----------  -----------  ----------
Net (loss) income ...................... $(12,004)    $  5,469    $(10,989)    $(46,755)    $(27,913)    $ (8,935)
                                         ===========  ==========  ===========  ===========  ===========  ==========
Net (loss) income per share (4)  ....... $  (0.66)    $    0.30   $  (0.60)    $  (2.55)    $  (1.40)    $  (0.48)
                                         ===========  ==========  ===========  ===========  ===========  ==========
Weighted average number of common and
 common equivalent shares outstanding  .   18,234       18,363      18,272       18,352       19,910       18,718
                                         ===========  ==========  ===========  ===========  ===========  ==========




                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                            1995
                                         ---------
Net sales .............................. $ 48,885
Cost of goods sold .....................   38,141
                                         ---------
Gross profit ...........................   10,744
Selling, general and administrative
 expenses ..............................    9,764
Restructuring expenses (1) .............       --
Unusual expenses (2) ...................       --
Interest expense .......................    1,419
Other (income) expense, net ............     (108)
                                         ---------
(Loss) income before income tax
 (benefit) provision and extraordinary
 item ..................................     (331)
Income tax (benefit) provision .........       76
                                         ---------
(Loss) income before extraordinary item      (407)





                                            1995
                                         ---------

Extraordinary item (3) .................      --
                                         ---------
Net (loss) income ...................... $  (407)
                                         =========
Net (loss) income per share (4)  ....... $ (0.02)
                                         =========
Weighted average number of common and
 common equivalent shares outstanding  .  20,461
                                         =========

CONSOLIDATED BALANCE SHEET DATA:

                                                            AS OF JUNE 30,                           AS OF SEPTEMBER 30,
                                    ------------------------------------------------------------  -----------------------
                                        1991        1992        1993        1994         1995         1994        1995
                                    ----------  ----------  ----------  ----------  ------------  ----------  -----------
                                                                        (IN THOUSANDS)
Working capital (deficiency)  ..... $57,397     $51,964     $40,923     $  3,342    $ (13,914)    $  2,470    $(13,663)
Total assets ......................  82,571      86,489      90,208       51,619      28,660        65,289      54,022
Short-term debt, including current
 portion of long-term debt ........      --       9,910      17,504       21,365      18,698        29,958      36,307
Long-term debt ....................  24,730      14,820      14,730       18,789      21,066        19,354      21,678
Stockholders' equity (deficiency)    37,683      43,328      33,147      (13,614)    (32,379)      (15,124)    (32,660)

   (1) Includes, in fiscal 1994, $2.1 million for closing selected outlet stores, $2.5 million for consolidation of office and warehouse space, and $0.7 million for employee severance, and, in fiscal 1995, $1.2 million for employee severance, which was recorded in the quarter ended September 30, 1994.

   (2) Includes, in fiscal 1994, expenses relating primarily to abandonment of fixed assets, certain legal matters and the winding down of the Company's Canadian joint venture, and in fiscal 1995, $7.8 million, which was recorded in the quarter ended September 30, 1994, primarily relating to the costs associated with the signing of the Company's new Chief Executive Officer, and $0.5 million related to certain legal matters.

   (3) Represents a benefit from the utilization of a net operating loss carryforward.

   (4) Computed by dividing net (loss) income by the weighted average number of Common and Common Equivalent Shares outstanding during each of the periods. For the fiscal years ended 1991, 1993, 1994 and 1995 and for the quarters ended September 30, 1994 and 1995, Common Equivalent Shares were not included in the calculation as their inclusion would have been antidilutive.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

   In 1992, the Company perceived a shift in demand in the women's retail apparel industry toward lower price points. In order to sustain sales in a difficult retail environment, the Company introduced new products at lower prices to meet this perceived demand, thus altering its historic corporate strategy of aiming toward the high end of "upper moderate" price points. As a result of intense competition in this lower priced segment of the market, where the Company had a limited operating history, sales of the Company's products slowed, inventory levels increased and the Company was forced to sell a larger portion of its products through off-price channels.

   Toward the end of fiscal 1994, the Company initiated a major restructuring of its operations in order to return to its historic product positioning and regain profitability. The focus of the Company's restructuring has been to strengthen its management team, reduce selling, general and administrative expenses and reposition its product line. Andrew Grossman joined the Company in September 1994 and implemented a product and pricing repositioning strategy, most of the financial benefits of which the Company expects to be realized in future periods. In anticipation of the repositioned product lines and as a result of continued weak product demand, the Company has limited the production of its product lines pending the return of adequate demand. The Company has realized an increase in its gross margin to 17.9% in fiscal 1995 from 9.6% in fiscal 1994, primarily resulting from a lower percentage of clearance and off-price sales in fiscal 1995 and also from the product repositioning, which was partially offset by continued high levels of promotional allowances. Gross margins further improved to 22.0% in the first quarter of fiscal 1996 as compared to 20.9% in the first quarter of fiscal 1995. The impact of the restructuring on the Company's selling, general and administrative expenses has been more immediate: selling, general and administrative expenses decreased from $55.4 million in fiscal 1994 to $44.8 million in fiscal 1995. Nearly half of this decrease resulted from staff reductions throughout the Company from a high point of 1,009 in fiscal 1993 to 595 at the end of fiscal 1995. In addition, the Company decided to close a number of its unprofitable outlet stores and does not intend to open any new stores in the foreseeable future. Because certain of the cost reductions were not in effect for the full fiscal 1995 year, the Company believes that selling, general and administrative expenses will be lower in fiscal 1996 than in fiscal 1995. Selling, general and administrative expenses decreased by $2.4 million, from $12.2 million in the first quarter of fiscal 1995 to $9.8 million in the first quarter of fiscal 1996. In order to support the development and growth of the Company's licensed Nautica product line, however, selling, general and administrative expenses are expected to increase in subsequent years.

RESULTS OF OPERATIONS

   The following table sets forth, for the periods indicated, certain items expressed as a percentage of net sales.

                                                                      QUARTER ENDED
                                       FISCAL YEAR ENDED JUNE 30,     SEPTEMBER 30,
                                     ----------------------------  ------------------
                                        1993      1994      1995      1994      1995
                                     --------  --------  --------  --------  --------
Net sales .......................... 100.0%    100.0%    100.0%    100.0%    100.0%
Gross profit .......................  20.5       9.6      17.9      20.9      22.0
Selling, general and administrative
 expenses ..........................  24.3      26.9      24.7      18.7      20.0
Restructuring expenses .............    --       2.6       0.7       1.8        --
Unusual expenses ...................    --       0.9       4.6      12.0        --
Interest expense ...................   1.0       1.7       3.3       2.1       2.9
Net loss ...........................  (4.7)    (22.7)    (15.4)    (13.7)     (0.8)

 Quarter Ended September 30, 1995 Compared to Quarter Ended September 30,
1994


   In the quarter ended September 30, 1995, net sales decreased by $16.5 million or 25.2% compared to the quarter ended September 30, 1994. This sales decrease was primarily due to a reduction in the number of units sold and higher sales incentive discounts, partially offset by higher standard selling prices, lower promotional allowances, lower term discounts and lower returns. Additionally, in anticipation of the repositioned product lines and as a result of continued weak product demand, the Company limited the production of its product lines pending the return of adequate demand, which contributed to this decline in sales.

   In the quarter ended September 30, 1995, gross profit as a percentage of net sales increased to 22.0% from 20.9% in the quarter ended September 30, 1994. The increase in gross profit, as a percentage of net sales, was attributable to a decrease in promotional allowances and higher standard selling prices, partially offset by higher sales incentive discounts.

   Selling, general and administrative expenses decreased by $2.4 million in the quarter ended September 30, 1995 as compared to the quarter ended September 30, 1994, which was primarily attributable to the implementation of cost reduction programs under the restructuring. Decreases in payroll and payroll related costs ($1.2 million), rent ($0.4 million), professional fees ($0.2 million), travel and entertainment ($0.1 million) and freight ($0.1 million) were primarily responsible for cost savings in the quarter ended September 30, 1995. As a percentage of net sales, selling, general and administrative expenses increased to 20.0% in the quarter ended September 30, 1995 from 18.7% in the quarter ended September 30, 1994.

   During the quarter ended September 30, 1994, the Company recorded unusual expenses of $7.8 million primarily related to costs associated with the signing of the Company's new Chief Executive Officer (including $6.2 million paid as a sign-on bonus and $1.0 million paid in recruiting fees) and $1.2 million in restructuring expenses related to employee severance. During the quarter ended September 30, 1995, approximately $1.1 million was charged against the restructuring reserve, consisting of charges related to outlet store closings ($0.3 million), consolidation of office and warehouse space ($0.3 million) and severance related costs ($0.5 million, representing costs related to severance of 43 employees). At September 30, 1995, the balance of the restructuring reserve was approximately $1.7 million, consisting primarily of reserves for consolidation of office and warehouse space ($1.3 million), outlet store closings ($0.3 million) and severance related costs ($0.1 million).


   Interest expense in the quarter ended September 30, 1995 increased as compared with the comparable quarter of the prior fiscal year, primarily due to higher average bank borrowings at higher rates.

 Fiscal 1995 Compared to Fiscal 1994


   In fiscal 1995, net sales decreased by $24.6 million, or 11.9%, compared to the prior year. The decrease was primarily due to a general reduction in production levels in most of the Company's product lines, in addition to the elimination of its jeans line ($8.7 million) and curtailed international operations ($7.0 million). Net sales for fiscal 1995 included sales to off-price channels of $40.4 million, compared to $91.3 million in fiscal 1994. Off-price sales as a percentage of net sales declined from 44.3% in fiscal 1994 to 22.2% in fiscal 1995.

   Sales by the Company's outlet stores increased by $1.1 million compared to the prior year. The increase was primarily due to the impact of full year sales by four outlet stores opened in fiscal 1994 ($1.2 million) and the incremental impact of one store opened early in fiscal 1995 ($1.2 million), partially offset by the closing of four outlet stores in fiscal 1995 ($0.9 million) and a 2.0% decline in same store sales ($0.4 million).


   Gross profit as a percentage of net sales increased to 17.9% from 9.6% as compared to the prior fiscal year. As discussed above, the increase, as a percentage of net sales, resulted primarily from a lower percentage of clearance and off-price sales in fiscal 1995 and also from the product repositioning, which was partially offset by continued higher levels of promotional allowances.

   Selling, general and administrative expenses decreased by $10.6 million, from 26.9% of net sales in fiscal 1994 to 24.7% of net sales in fiscal 1995. This decrease was primarily attributable to the implementation of cost reduction programs throughout the organization. Payroll and related costs ($4.6 million) accounted for almost half of the decrease. Other areas with significant decreases included cooperative advertising ($0.8 million), travel and entertainment ($0.8 million), freight ($0.6 million), rent ($0.6 million) and professional fees ($0.5 million).

   In connection with the corporate restructuring program discussed above, during the first quarter of fiscal 1995 the Company recorded restructuring expenses of $1.2 million. These costs primarily related to employee severance as the Company continued to reduce overhead costs. In January 1995, the Company signed favorable early termination agreements with the landlords of certain outlet stores, for which the Company had taken a reserve as part of its restructuring expenses at June 30, 1994. As a result, the Company was able to reduce the restructuring reserve, accrued in 1994, by approximately $1.3 million. The benefit of this reduction was offset by certain additional expenses provided for by the Company relating to prospective continued restructuring of its retail and overseas operations.

   During the course of fiscal 1995, approximately $2.2 million was charged against the restructuring reserve. The most significant of these charges related to severance costs ($1.2 million representing costs related to severance of 136 employees). Other charges related to outlet store closings ($0.2 million) and consolidation of office and warehouse space ($0.8 million). At the end of fiscal 1995, the balance of the restructuring reserve was approximately $2.8 million, consisting of reserves for consolidation of office and warehouse space ($1.6 million), outlet store closings ($0.6 million) and severance related costs ($0.6 million).

   During the first quarter of fiscal 1995, the Company recorded unusual expenses of $7.8 million primarily related to the costs associated with the signing of the Company's new Chief Executive Officer (including $6.2 million paid as a sign-on bonus and $1.0 million paid in recruiting fees). During the fourth quarter of fiscal 1995, the Company recorded $0.5 million in unusual expenses related to certain legal matters.


   Interest expense increased compared with the prior year, primarily due to higher average bank borrowings at higher rates. In addition, in the third and fourth quarters of fiscal 1995, the Company recorded non-cash charges of $0.5 and $0.7 million, respectively, for the warrants issued for credit support received from its principal stockholder. See "-- Financial Condition, Liquidity and Capital Resources."

 Fiscal 1994 Compared to Fiscal 1993

   In fiscal 1994, net sales decreased (principally in the Chaus and Chaus Sport product lines) by $29.5 million, or 12.5%, compared to the prior fiscal year . The sales decrease primarily resulted from lower average unit selling prices, particularly through off-price channels, and higher promotional allowances to accelerate sell-through at the retail level. The Company reduced domestic standard selling prices and anticipated a more favorable business trend which would have enabled it to increase sales; however, the unanticipated continuation of reduced consumer spending in the women's apparel industry resulted in a lower volume of purchasing of the Company's products. As a result, the Company sold fewer units at regular price, liquidated excess inventory at reduced prices and had higher promotional allowances to accelerate and increase sell-through at the retail level.


   Sales by the Company's outlet stores increased by $2.6 million compared to the prior year. The increase was primarily due to three new outlet stores opened ($1.7 million) and the impact of a full year of sales by four stores opened by the Company during fiscal 1993 ($1.5 million), partially offset by the closing of one outlet store ($0.2 million) and a 3.5% decline in same store sales ($0.4 million).


   Gross profit as a percentage of net sales decreased to 9.6% from 20.5% as compared to the prior year. The decrease was primarily attributable to the disposal of excess inventories at higher discounts to off-price channels, as well as to an increase in promotional allowances.

   Selling, general and administrative expenses, as a percentage of net sales, increased to 26.9% from 24.3% as compared to the prior year, primarily due to lower sales volume. The actual dollar expense decrease of $2.0 million resulted from a $3.0 million savings in headcount reductions, offset by a $1.0 million increase in Company outlet store expenses.

   In the fourth quarter of fiscal 1994, the Company recorded a reserve for restructuring expenses of approximately $5.3 million. The restructuring reserve included approximately $1.8 million for the closing of selected outlet stores, approximately $2.5 million for the consolidation and closing of office and warehouse space, approximately $0.7 million for employee severance and approximately $0.3 for fixed assets. Charges against the reserve of $0.9 million incurred prior to the end of fiscal 1994, related to outlet store closings ($0.1 million), consolidation of office and warehouse space ($0.6 million), and severance ($0.2 million representing costs related to severance of 1 employee).

   In addition, in the fourth quarter of fiscal 1994, the Company recorded unusual expenses of $1.9 million, consisting primarily of expenses arising from the abandonment of fixed assets ($0.7 million), certain legal matters ($0.7 million), and the winding down of the Company's Canadian joint venture ($0.3 million).


   Interest expense increased compared with the prior fiscal year, primarily due to a higher level of bank borrowings as well as the impact of higher interest rates and increased balances on the subordinated debt.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

 General


   Net cash used in operating activities was $17.8 million in the quarter ended September 30, 1995 as compared to $15.5 million in the quarter ended September 30, 1994. The net cash used in operating activities during the quarter ended September 30, 1995 resulted primarily from increases in accounts receivable ($20.4 million), increases in inventory ($5.9 million), and decreases in accrued restructuring expenses ($1.1 million), offset partially by increases in accounts payable ($8.5 million). Accounts receivable and inventories increased during the period from June 30, 1995 to September 30, 1995 as a result of the seasonal build-up for the Fall and Holiday selling seasons.


   Net cash used in operating activities was $29.1 million in fiscal 1993, $5.0 million in fiscal 1994, and $4.8 million in fiscal 1995. The net cash used in operating activities in fiscal 1995 resulted primarily from the net loss of $27.9 million, inclusive of non-cash charges of $5.3 million, reductions in accounts payable of $1.4 million and accrued expenses of $1.2 million, offset somewhat by decreases in accounts receivable of $9.9 million and inventories of $9.3 million.

   Historically, the Company has not required major capital expenditures. In fiscal 1994 and 1995, purchases of fixed assets were $1.4 million and $0.4 million, respectively, consisting primarily of improvements in the Company's New Jersey warehouse facilities, New York design and showroom facilities, and additional computer and telecommunications equipment. In fiscal 1996, the Company anticipates capital expenditures of approximately $0.5 million, consisting primarily of expenditures for its warehouses and design facilities and the purchase of additional computer software systems.

 Amended Financing Agreement

   The Amended Financing Agreement provides the Company with a $60 million credit facility for letters of credit and direct borrowings, with a sublimit for loans and advances of $40 million ($47 million for the period from October 1, 1995 to November 30, 1995). The amount of financing available is based upon a formula incorporating eligible receivables and inventory, cash balances, other collateral, and permitted overadvances, all as defined in the Amended Financing Agreement. At September 30, 1995, the Company had an overadvance position of approximately $5.9 million under the Amended Financing Agreement, with the Amended Financing Agreement permitting overadvances up to $6.0 million. The Amended Financing Agreement is collateralized by substantially all of the Company's assets, including accounts receivable and inventory. During the first, second and fourth quarters of fiscal 1995, the Company was not in compliance with its covenants concerning working capital and net worth under the Amended Financing Agreement. BNYF has waived such noncompliance, however, and, pursuant to the September Amendment, has relaxed such covenants. The Amended Financing Agreement currently contains certain financial covenants, including a covenant permitting a tangible net worth deficit of not more than $11.5 million as of September 30, 1995, $12.5 million as of December 31, 1995, $13.5 million as of March 31, 1996 and $14.5 million as of June 30, 1996. In addition, the Company is required to maintain a working capital deficiency of not more than $14.0 million as of September 30, 1995, $14.5 million as of December 31, 1995, $15.0 million as of March 31, 1996 and $15.5 million as of June 30, 1996. In the event of an equity infusion, such covenants are to increase by 50% of the amount of such infusion. Such covenants for periods after June 30, 1996 are to be modified based upon the Company's business plan each year during the term. At September 30, 1995, the Company was in compliance with such financial covenants.


   Interest on direct borrowings is payable monthly at an annual rate equal to the higher of (i) The Bank of New York's prime rate (8.75% at September 30, 1995) plus a margin between 0.5% and 1.5%, depending on the level of overadvances, and (ii) the Federal Funds Rate in effect (5.75% at September 30, 1995) plus a margin between 1.0% and 2.0%, depending on the level of overadvances. The annual default interest rate is 2.5% over prime. The Amended Financing Agreement requires the payment of a due diligence and facility fee aggregating $0.6 million. In addition, there is an annual commitment fee of 0.375% on the unused portion of the line, payable monthly, and letter of credit fees equal to 0.125% of the outstanding letter of credit balance, payable monthly. The Amended Financing Agreement also provides for the payment of minimum annual service charges of $0.6 million. The Company may terminate the Amended Financing Agreement upon 90 days' prior written notice at any time, subject to termination fees. BNYF may terminate the Amended Financing Agreement after February 21, 1998, upon 60 days' written notice to the Company.

 Credit Support


   As part of the negotiations with BNYF in connection with the Amended Financing Agreement, in February 1995 Josephine Chaus increased the Letter of Credit (originally provided by Ms. Chaus as credit support in the form of a $3.0 million letter of credit in April 1994, and subsequently increased over time to $7.2 million) to $10.0 million and extended its term until October 31, 1995 (the "February Increase/Extension"). In September 1995, Ms. Chaus further extended the term of the Letter of Credit to January 31, 1996 (the "September Extension"). Subsequently, in connection with the September Amendment, Ms. Chaus provided the Company with the July Option to further extend the Letter of Credit to July 31, 1996. Ms. Chaus has no obligation to continue to provide letter of credit support to the Company beyond July 31, 1996, and the Company does not know whether Ms. Chaus would provide any such letter of credit support after such date should it be required. In addition, in February 1995, Ms. Chaus provided the Guarantee, to be in effect during the Amended Financing Agreement's three-year term. See "Certain Transactions."


   In consideration of the February Increase/Extension, the Guarantee and the September Extension, the Special Committee authorized the issuance, subject to stockholder approval, of the 1995 Warrants to purchase an aggregate of 1,580,000 shares of Common Stock. Because Ms. Chaus possesses the power to vote more than 50% of the outstanding shares of Common Stock, Ms. Chaus's affirmative vote in favor of the issuance of the 1995 Warrants to her is sufficient to approve such issuance without the vote of any other stockholders. Ms. Chaus has advised the Company that she intends to vote all of her shares in favor of such issuance. As a result, the Company has reflected the issuance of the warrants for the February Increase/Extension and the Guarantee at June 30, 1995. The value of such warrants ($0.7 million) was included as a charge to interest expense with a corresponding increase to additional paid in capital. The charge for the issuance of the warrants for the September Extension ($0.2 million) will be recorded in the second quarter of fiscal 1996.

 Issuance of Stock in Exchange for Debt

   In September 1994, Josephine Chaus loaned $7.2 million to the Company in exchange for subordinated promissory notes bearing interest at 12% per annum. Proceeds of such cash infusion were used for costs and associated expenses related to the signing of the Company's new Chief Executive Officer. In November 1994, in order to provide additional equity to the Company, to enhance the Company's balance sheet and to accommodate BNYF, Josephine Chaus exchanged such subordinated promissory notes, including accrued interest thereon of $0.2 million, for 1,914,500 shares of the Company's Common Stock (based upon a purchase price of $3.85 per share). See "Certain Transactions."

 Subordinated Debt

   The Company had outstanding at September 30, 1995, $21.7 million of Subordinated Notes payable to Josephine Chaus. In September 1995, Josephine Chaus extended the maturity date on all of the Subordinated Notes (which were to mature on April 1, 1996) to July 1, 1996. In connection with this offering, Ms. Chaus has agreed to extend the maturity date of the Subordinated Notes to July 1, 1998, subject to the consummation of this offering, and to October 1, 1996 in the event that this offering is not consummated. See "Certain Transactions."

 Letter of Credit Financing


   In June 1995, the Company and a major trading company entered into a sales and letter of credit financing agreement (the "S&F Agreement") providing the Company with up to $2.0 million in short-term financing (subject to various terms and conditions as defined in the S&F Agreement) for the production of its products overseas and secured by such products and related intangible assets. Interest on borrowings is payable at an annual rate equal to Citibank, N.A.'s prime rate plus 1.0%. While the S&F Agreement has no termination date, either party may terminate the S&F Agreement upon 30 days' written notice to the other party.


 Nautica License Agreement

   In September 1995, the Company entered into the Nautica License Agreement pursuant to which the Company will arrange for the manufacture of, market, distribute and sell a new women's career and casual sportswear line under the Nautica name. The Nautica License Agreement runs through December 31, 1999 and is contingent upon the Company raising a minimum of $10.0 million in equity capital by December 31, 1995. Additionally, the Company is required to devote at least $7.0 million to the fulfillment of the Company's obligations under the Nautica License Agreement, including related capital expenditures. The Company's obligations also include minimum royalty and advertising payments and the construction of a separate showroom for the display of the Company's licensed Nautica products.


 Future Financing Requirements

   The Company expects to satisfy its working capital requirements over the next twelve months through its line of credit under the Amended Financing Agreement, the proceeds of this offering and, in the near term, continued credit support from Josephine Chaus. The Company anticipates that its peak borrowing needs under the Amended Financing Agreement over the next twelve months will be approximately $45.0 million.

   The Company intends to use approximately $7.0 million of the net proceeds from this offering to develop and market the Company's licensed Nautica product line, and the remaining net proceeds to support the growth of the Company's existing product lines. See "Risk Factors--Working Capital Deficiency; Future Financing Requirements" and "Use of Proceeds."


INFLATION

   The Company does not believe that the relatively moderate rates of inflation which recently have been experienced in the United States, where it competes, have had a significant effect on its net sales or profitability.

SEASONALITY

   Historically, the Company's sales and operating results fluctuate by quarter, with the greatest sales occurring in the Company's first and third fiscal quarters. It is in these quarters that the Company's Fall and Spring product lines, which traditionally have had the highest volume of net sales, are shipped to customers, with revenues generally being recognized at the time of shipment. As a result, the Company experiences significant variability in its quarterly results and working capital requirements. Moreover, delays in shipping can cause revenues to be recognized in a later quarter, resulting in further variability in such quarterly results.

                                   BUSINESS

GENERAL

   The Company designs, arranges for the manufacture of and markets an extensive range of women's career and casual sportswear and dresses which are marketed principally under the CHAUS(Registered Trademark) and CHAUS SPORT (Registered Trademark) trademarks. In late fiscal 1994, the Company initiated a corporate restructuring program characterized by a strengthened management team, reduced selling, general and administrative expenses and, in an effort to capitalize on the Company's well-recognized brand name, a return to its historic product positioning. The Company's enhanced product line is being repositioned at the high end of the "upper moderate" through the opening price points of the "better" categories. The Company recently entered into the Nautica License Agreement with Nautica, a leading name in men's apparel, under which the Company will design, contract for the manufacture of and market a new women's apparel line under the Nautica brand name.

CORPORATE STRATEGY/REPOSITIONING

   The following summarizes the major aspects of the Company's restructuring and its new corporate strategy.


   Strengthen Management Team. At the core of the restructuring effort has been the recruitment of seasoned industry professionals, led by the hiring in September 1994 of Andrew Grossman, the then President of Jones Apparel Group Inc., as the Company's new Chief Executive Officer. The Company believes that Mr. Grossman's extensive experience in the women's apparel industry brings new leadership and innovation to the Company. In connection with the hiring of Mr. Grossman, the Company created a new Office of the Chairman, consisting of Ms. Chaus and Mr. Grossman, to direct its new strategy and its operations. Both members of the Office of the Chairman preside at meetings of the stockholders and Board of Directors, make certain reports concerning the Company and have such other powers and duties as the Board of Directors may assign to them. The Company believes that the complementary skills of Ms. Chaus and Mr. Grossman will result in additional management efficiencies. Other additions to the core management team include Wayne Miller, the Company's Executive Vice President and Chief Financial Officer, Judith Leech, the Company's Vice President-Design, and Donna Poach, the Company's Vice President-Production.

   Reduce Overhead Expenses. The Company began implementing an aggressive expense reduction program in late fiscal 1994 which was primarily responsible for a $10.6 million reduction in selling, general and administrative expenses in fiscal 1995. Key initiatives behind the cost savings include a headcount reduction, the centralization of certain operating and administrative functions, the closing of office locations, the consolidation of distribution facilities and the closing of selected Company outlet stores. While the Company has closed or plans to close an aggregate of nine outlet stores during fiscal 1996, it does not currently anticipate additional headcount reductions or office closings during fiscal 1996. Because certain of the cost reductions were not in effect for the full fiscal 1995 year, the Company believes that selling, general and administrative expenses will be lower in fiscal 1996 than in fiscal 1995. Selling, general and administrative expenses decreased by $2.4 million from $12.2 million in the first quarter of fiscal 1995 to $9.8 million in the first quarter of fiscal 1996. The Company anticipates that if its sales volume increases it will benefit from increased operating leverage, i.e., the ability to increase sales of existing products without proportionately increasing selling, general and administrative expenses.

   Strategic Product Positioning. The Company is refocusing its product lines to offer higher quality merchandise positioned at the high end of the "upper moderate" through the opening price points of the "better" categories. See "--Products." The Company believes that its product quality in terms of fabric choice, trimming and fit is comparable to, yet priced below, its competitors' "better" offerings. As a result, the Company believes that it has identified a strategic niche in which it can offer a product line with a superior perceived value by the consumer.


   Collections Merchandising Strategy. As part of the Company's product repositioning strategy, the Company has shifted its attention from single, fashion-driven items to collections with an emphasis on updated traditional styling. This shift to collections has enabled the Company to move away from commodity pricing for single, fashion-driven items and to reduce the levels of goods sold at off-price. The Company believes that there is a general shift in the industry back to ensemble dressing, and the Company's collection approach allows it to take advantage of such trend.


   Door Penetration; Door Expansion. The Company's products are sold nationwide in an estimated 2,500 individual stores operated by approximately 100 department store chains. The Company believes that it is currently underpenetrated, both in terms of the percentage of individual stores ("doors") within department store chains in which its products are sold and in terms of the amount of retail floor space allocated to its products within such stores, compared to other major women's apparel manufacturers. The Company will seek to increase the percentage of "doors" in which its products are distributed and to increase the amount of retail floor space allocated to its products.

   Capitalize on Capabilities through Nautica Relationship. The Company believes that the Nautica License Agreement, with respect to a new women's career and casual sportswear line, represents an opportunity for growth. This relationship with Nautica will provide the Company with access to "better" to "bridge" departments while creating an alliance with a leading company in the apparel industry.


PRODUCTS

   The Company's products are divided into three principal product categories: (i) career sportswear; (ii) weekend casual sportswear; and (iii) dresses. As part of its restructuring/repositioning strategy, the Company has shifted its product focus from single, fashion-driven items to full collections with an emphasis on traditional styling. With this repositioning, the Company also has enhanced its design and quality with, in certain cases, an increase in price points to the high end of the "upper moderate" through the opening price points of the "better" categories. The Company's career and weekend casual sportswear are marketed as coordinated groups of jackets, skirts, pants, blouses, sweaters and related accessories which, while sold as separates, are coordinated by styles, color schemes and fabrics and are designed to be merchandised and worn together. The Company believes that the target consumers for its products are women aged 25 to 55.

   The Company produces collections of each of these product lines for each of its six principal selling seasons: Spring I, Spring II, Summer, Fall I, Fall II and Holiday. Spring and Fall traditionally have been the Company's major selling seasons. Beginning in the first quarter of fiscal 1996, the Company combined the Spring I and Spring II seasons into one Spring season, thus reducing the selling seasons to five.

   The Company's major product categories and associated brand names are summarized in the following table:

                               CAREER SPORTSWEAR         WEEKEND CASUAL SPORTSWEAR            DRESSES
                         ----------------------------  ----------------------------  ------------------------
BRAND NAMES              Chaus Chaus Woman Chaus       Chaus Sport                   Chaus Dresses Chaus
                         Petite                                                      Woman
                                                                                     Chaus Petite Dresses
PRODUCT OFFERINGS        Jackets, Skirts, Pants,       Casual Jackets, Sweaters,     One-Piece Dresses,
                         Shorts, Blouses, Shirts,      Skirts, Pants, Shirts, Knit   Two-Piece Dresses,
                         Knit Tops, Sweaters           Tops                          Pantsuits, Social
                                                                                     Dresses
INDUSTRY CATEGORIES      Upper Moderate and Lower      Upper Moderate and Lower      Upper Moderate and Lower
                         Better                        Better                        Better


   Women's apparel is generally divided into five price categories, namely (listed from lowest to highest) "mass merchandise," "moderate," "better," "bridge" and "designer." These categories are distinguished principally by differences in price and, as a general matter, by differences in quality.

   During fiscal 1995, the suggested retail prices of the Company's products ranged between $15.00 and $108.00. The Company's jackets ranged in price between $40.00 and $108.00, its dresses ranged in price between $48.00 and $106.00, its blouses and sweaters ranged in price between $32.00 and $76.00, its skirts and pants ranged in price between $25.00 and $56.00, and its knit tops and bottoms ranged in price between $15.00 and $60.00. As the Company repositions its price points at the high end of the "upper moderate" through the opening price points of the "better" categories, it has already realized an increase in its suggested retail price range during the first quarter of fiscal 1996, and it anticipates that the suggested retail price range of its products will continue to increase during the balance of fiscal 1996.

   The following table sets forth a breakdown by percentage of the Company's net sales by product category for fiscal 1993 through fiscal 1995:

                         FISCAL YEAR ENDED JUNE 30,
                       ----------------------------
                          1993      1994      1995
                       --------  --------  --------
Career Sportswear
 Chaus                 31%       29%       31%
 Chaus Woman           12        12        13
 Chaus Petite          8         6         4
                       --------  --------  --------
 Total                 51        47        48
Weekend Casual         30        28        35
 Sportswear
Dresses                12        13        12
Other (1)              7         12        5
                       ========  ========  ========
Total                  100%      100%      100%
                       ========  ========  ========

   (1) Includes sales by outlet stores, offset by intercompany profit eliminations. Also includes, for fiscal 1993 and fiscal 1994, (a) the Company's JOSEPHINE and JEANSWEAR labels, which produced blouses and jeans, respectively, until the beginning of fiscal 1995 when the Company ceased producing garments using these labels and (b) a Canadian joint venture that the Company terminated in June 1994.

   Career Sportswear. The Company markets an extensive line of career sportswear under the CHAUS label for misses sizes, the CHAUS WOMAN label for larger sizes and the CHAUS PETITE label for smaller sizes. This product line offers a full collection of sportswear geared primarily for the working woman. Each sportswear collection typically includes a broad selection of jackets, skirts, pants, blouses and sweaters, as well as more casual apparel such as shorts, shirts and knit tops.

   Weekend Casual Sportswear. The CHAUS SPORT label offers casual jackets, sweaters, skirts, pants, shirts and knit tops. This product line offers soft career, weekend and leisure sportswear intended for an informal working environment as well as for casual wear.

   Dresses. The Company produces dresses under the CHAUS DRESSES, CHAUS WOMAN DRESSES and CHAUS PETITE DRESSES labels. The Company offers an extensive line of dresses from daytime to evening wear, as well as dresses for the working woman.

LICENSE AGREEMENT WITH NAUTICA

   In September 1995, the Company entered into the Nautica License Agreement under which the Company will have an exclusive license to manufacture, market, distribute and sell licensed product for women under the Nautica(Registered Trademark) brand name in the United States and Puerto Rico. The Company's licensed Nautica product line will be distributed in major department and specialty stores, at "better" to "bridge" price points in Nautica designed in-store shops. Nautica has developed significant brand-name recognition with its men's apparel lines. This relationship will provide the Company with exposure to "better" to

"bridge" departments, while creating an alliance with a leading company in the apparel industry. The Company expects to make the first sales of its licensed Nautica products during the first quarter of fiscal 1997. The Company's license from Nautica is limited to women's sportswear collections including coordinating knits, blouses, wovens, sweaters, pants, skirts, jackets, and outerwear and sportswear dresses bearing the Nautica brand names and marks. The Company's license from Nautica excludes business dresses, suits, coats and raincoats that are not part of a sportswear collection. The license also excludes shoes, scarves, socks, stockings or accessories for ladies bearing the Nautica brand names and marks.

   The initial term of the Nautica License Agreement runs through December 31, 1999, and is thereafter renewable for up to two periods of three years each, provided that certain conditions are met (including the successful attainment of certain sales targets and the requirement that Andrew Grossman continue in his position as Chief Executive Officer during the term of the Nautica License Agreement). Under the Nautica License Agreement, the Company is obligated to raise at least $10.0 million in equity capital by December 31, 1995, and to devote at least $7.0 million to the fulfillment of its obligations under the Nautica License Agreement. The Company's obligations also include minimum royalty and advertising payments and the construction of a separate showroom for the display of the Company's licensed Nautica products. Under the Nautica License Agreement, the Company intends to dedicate a full operational merchandising and retail development group to its licensed Nautica product line.

   Pursuant to the terms of the Nautica License Agreement, the Company has granted Nautica a ten-year option to purchase up to 150,000 shares of the Company's Common Stock at a purchase price of $5.00 per share (the closing price of the Common Stock on the NYSE on September 6, 1995, the date the Company entered into the Nautica License Agreement).

CUSTOMERS

   The Company's products are sold nationwide in an estimated 2,500 individual stores operated by approximately 100 department store chains, specialty retailers and other retail outlets. The Company does not have any long-term commitments or contracts with any of its customers.

   The following table sets forth approximate percentages of the Company's net sales to its five largest customers for the last two fiscal years:

                                                      FISCAL YEAR ENDED
                                                           JUNE 30,
                                                     ------------------
NAME                                                    1994      1995
---------------------------------------------------  --------  --------
Dillard's Department Stores ........................ 16%       23%
May Department Stores Company(1) ................... 14        13
Federated Department Stores Inc.(2) ................ 12        11
Marshall's, a division of Melville Corporation  .... 9         5
Dayton Hudson Department Stores .................... 5         5
                                                     --------  --------
Total .............................................. 56%       57%
                                                     ========  ========

   (1) Included in the May Company group are Hechts, Foley's, Robinsons-May, Kaufmann's, Filene's, Famous Barr Company, Meier & Frank and Lord & Taylor.

   (2) Included in the Federated group are Macy's, A&S, Rich's, Burdines, Lazarus, Bon Marche, Jordan Marsh and Stern's.

SALES AND MARKETING

   The Company's selling operation is highly centralized. Sales to the Company's department and specialty store customers are made primarily through the Company's New York City showrooms. The Company has an in-house sales force of 24, all of whom are located in the New York City showrooms. Senior management, principally Josephine Chaus and Richard Baker (the Company's President), actively participate in the planning of the Company's marketing and selling efforts. The Company does not employ independent sales representatives or operate regional sales offices, but it does participate in various regional merchandise marts, which are industry marketplaces at which numerous vendors rent space in order to display their products to regional buyers. This sales structure enables management to control the Company's selling operation more effectively, to limit travel expenses, as well as to deal directly with, and be readily accessible to, major customers.


   Products are marketed to department and specialty store customers during "market weeks," generally four to five months in advance of each of the Company's selling seasons. The Company assists its customers in allocating their purchasing budgets among the items in the various product lines to enable consumers to view the full range of the Company's offerings in each collection. During the course of the retail selling seasons, the Company monitors its product sell-through at retail in order to directly assess consumer response to its products.

   The Company emphasizes the development of long-term customer relationships by consulting with its customers concerning the style and coordination of clothing purchased by the store, optimal delivery schedules, floor presentation, pricing and other merchandising considerations. Frequent communications between the Company's senior management and other sales personnel and their counterparts at various levels in the buying organizations of the Company's customers is an essential element of the Company's marketing and sales efforts. These contacts allow the Company to closely monitor retail sales volume to maximize sales at acceptable profit margins for both the Company and its customers. The Company's marketing efforts attempt to build upon the success of prior selling seasons to encourage existing customers to devote greater selling space to the Company's product lines and to penetrate additional individual stores within the Company's existing customers. The Company's largest customers discuss with the Company retail trends and their plans regarding their anticipated levels of total purchases of Company products for future seasons. These discussions are intended to assist the Company in planning the production and timely delivery of its products.

   The Company maintains a limited cooperative advertising program under which it reimburses, in certain circumstances, a portion of a customer's advertising expenditures promoting the Company's products up to a maximum percentage of the customer's purchases. Except for this cooperative advertising program, the Company has not engaged in any direct advertising to the public. Cooperative advertising expenditures were approximately $1.9 million, $1.6 million and $0.8 million in fiscal 1993, 1994 and 1995, respectively.


   Under the Company's return policy with its customers, returns are accepted only of defective merchandise during a limited time period. During fiscal 1993, 1994 and 1995, the Company had returns of $3.5 million, $2.8 million and $2.1 million, respectively.


DESIGN

   The Company's products and certain of the fabrics from which they are made are designed by an in-house staff of fashion designers. The 11-person design staff, headed by Judith Leech, monitors current fashion trends and changes in consumer preferences. Josephine Chaus and Andrew Grossman, who are instrumental in the design function, meet regularly with the design staff to create, develop and coordinate the seasonal collections. The Company believes that its design staff is known for its distinctive styling and its ability to contemporize fashion classics. Emphasis is placed on the coordination of outfits and quality of fabrics to encourage the purchase of more than one garment.

MANUFACTURING AND DISTRIBUTION

   The Company believes that outsourcing its manufacturing maximizes its flexibility while avoiding significant capital expenditures, work-in-process buildup and the costs of a large workforce. The Company does not own any manufacturing facilities; all of its products are manufactured in accordance with its design specifications and production schedules through arrangements with independent manufacturers. Approximately 90% of the Company's products are manufactured by approximately 35 key independent suppliers located primarily in South Korea, Hong Kong, Taiwan, Sri Lanka, China, Indonesia and elsewhere in the Far East, and approximately 10% of its products are manufactured in Israel, India and the Caribbean Basin. No contractual obligations exist between the Company and its manufacturers except on an order-by-order basis. During fiscal 1995, the Company purchased approximately 57% of its finished goods from its ten largest manufacturers, including approximately 11% of its purchases from its largest manufacturer. Contracting with foreign manufacturers enables the Company to take advantage of prevailing lower labor rates and to use a skilled labor force to produce high quality products.

   Generally, each manufacturer agrees to produce finished garments on the basis of purchase orders from the Company, specifying the price and quantity of items to be produced and supported by a letter of credit naming the manufacturer as beneficiary to secure payment for the finished garments.

   The Company's technical production support staff located in New York City produces patterns, prepares production samples from the patterns for modification and approval by the Company's design staff, and marks and grades the patterns in anticipation of production. While the factories have the capability to perform these services, the Company believes that its personnel can best express its design concepts and efficiently supervise production to better ensure that a quality product is produced. Once production fabric is shipped to them, the manufacturers produce finished garments in accordance with the production samples and obtain necessary quota allocations and other requisite customs clearances. Branch offices of the Company's subsidiaries in Korea and Hong Kong monitor production at each manufacturing facility to control quality, compliance with the Company's specifications and timely delivery of finished garments, and arrange for the shipment of finished products to the Company's New Jersey distribution center. Almost all finished goods are shipped to the Company's New Jersey distribution center for final inspection, assembly into collections, allocation and shipment to customers.

   The Company believes that the number and geographical diversity of its manufacturing sources minimize the risk of adverse consequences that would result from termination of its relationship with any of its larger manufacturers. The Company also believes that it would have the ability to develop, over a reasonable period of time, adequate alternate manufacturing sources should any of its existing arrangements terminate. However, should any substantial number of such manufacturers become unable or unwilling to continue to produce apparel for the Company or to meet their delivery schedules, or if the Company's present relationships with such manufacturers were otherwise materially adversely affected, there can be no assurance that the Company would find alternate manufacturers of finished goods on satisfactory terms to permit the Company to meet its commitments to its customers on a timely basis. In such event, the Company's operations could be materially disrupted, especially over the short-term. The Company believes that relationships with its major manufacturers are satisfactory.

   The Company uses a broad range of fabrics in the production of its clothing, consisting of synthetic fibers (including polyester and acrylic), natural fibers (including cotton and wool), and blends of natural and synthetic fibers. The Company does not have any formal, long-term arrangements with any fabric or other raw material supplier. During fiscal 1995, the Company ordered virtually all of the fabrics used in its products from its five largest suppliers, which are located in Japan, Taiwan and Korea. The Company selects the fabrics to be purchased, which are generally produced for it in accordance with its own specifications. To date, the Company has not experienced any significant difficulty in obtaining fabrics or other raw materials and considers its sources of supply to be adequate.

   The Company operates under substantial time constraints in producing each of its collections. Orders from the Company's customers generally precede the related shipping period by up to five months. However, proposed production budgets are prepared substantially in advance of the Company's initial commitments for each collection. In order to make timely delivery of merchandise which reflects current style trends and tastes, the Company attempts to schedule a substantial portion of its fabric and manufacturing commitments relatively late in a production cycle. However, in order to secure adequate amounts of quality raw materials, especially greige (i.e., "undyed") goods, the Company must make substantial advance commitments to suppliers of such goods, often as many as seven months prior to the receipt of firm orders from customers for the related merchandise. Many of these early commitments are made subject to changes in colors, assortments and/or delivery dates.

IMPORTS AND IMPORT RESTRICTIONS

   The Company's arrangements with its manufacturers and suppliers are subject to the risks attendant to doing business abroad, including the availability of quota and other requisite customs clearances, the imposition of export duties, political and social instability, currency revaluations and restrictions on the transfer of funds. Bilateral agreements between exporting countries, including those from which the Company imports substantially all of its products, and the United States' imposition of quotas limits the amount of certain categories of merchandise, including substantially all categories of merchandise manufactured for the Company, that may be imported into the United States. Furthermore, the majority of such agreements contain "consultation clauses" which allow the United States to impose at any time restraints on the importation of categories of merchandise which, under the terms of the agreements, are not subject to specified limits. The bilateral agreements through which quotas are imposed have been negotiated under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Arrangement ("MFA") which has been in effect since 1974. The United States has recently concluded international negotiations known as the "Uruguay Round" in which a variety of trade matters were reviewed and modified. Quotas established under the MFA will be gradually phased out over a ten-year transition period, after which the textile and clothing trade will be fully integrated into the General Agreement on Trade and Tariffs (the "GATT") and will be subject to the same disciplines as other sections. The GATT provides for expanded trade, improved market access, lower tariffs and improved safeguard mechanisms.

   The United States and the countries in which the Company's products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust presently prevailing quotas, duty or tariff levels, with the result that the Company's operations and its ability to continue to import products at current or increased levels could be adversely affected. The Company cannot now predict the likelihood or frequency of any such events occurring. The Company monitors duty, tariff and quota-related developments, and seeks continually to minimize its potential exposure to quota-related risks through, among other measures, geographical diversification of its manufacturing sources, allocation of production of merchandise categories where more quota is available and shifts of production among countries and manufacturers. The expansion in the past few years of the Company's varied manufacturing sources and the variety of countries in which it has potential manufacturing arrangements, although not the result of specific import restrictions, have had the result of reducing the potential adverse effect of any increase in such restrictions.

   Substantially all of the Company's products are subject to United States customs duties. In the ordinary course of business, the Company, from time to time, is subject to claims by the United States Customs Service ("Customs") for duties and other charges, is entitled to refunds from Customs due to overpayment of duties by the Company and may be required to pay penalties with respect to underpayment of duties. The Company conducted an internal review, on its own initiative, with respect to the declared price of certain of its imported finished goods to determine whether such price had been understated because of a failure to include the cost of raw materials provided by the Company to certain of its manufacturers, as well as the cost of shipping such raw materials by air freight to such manufacturers. During fiscal 1987, the Company made a voluntary tender to Customs of duties and other charges believed to be due with regard to such finished goods and as a result, in accordance with routine administrative procedure in voluntary disclosure and tender situations, Customs initiated an audit to verify the accuracy of the Company's submission and records. The Company tendered $0.5 million to Customs in December 1991 as an offer-in-compromise in order to settle this matter. In November 1994, the Company received a letter from Customs notifying it that the offered amount of $0.5 million had been accepted in full settlement of any and all claims against the Company. Such liability had been provided for in a prior year.

OUTLET STORES

   At June 30, 1995, the Company had 31 outlet stores as compared to 34 stores at June 30, 1994. The outlet stores operate throughout the country in traditional factory outlet centers in locations intended to minimize conflict with the Company's major retail department store customers. As part of the Company's continued restructuring, four outlet stores were closed during fiscal 1995. An additional four outlet stores were closed during the first quarter of fiscal 1996, and the Company plans to close five more outlet stores during the remainder of fiscal 1996 and does not intend to open any new stores in the near future. The Company also has realigned its outlet store business to reflect the changes it has made in its pricing and product strategy. As the Company has reduced its inventory levels, it will seek to utilize its outlet stores as more of a sale point for current merchandise without negatively impacting its department store sales.

BACKLOG

   At September 14, 1995, the Company's order book reflected unfilled customer orders for approximately $48.0 million of merchandise (compared to a backlog of $62.6 million at September 20, 1994), all of which is scheduled for delivery during fiscal 1996. Starting in the first quarter of fiscal 1996, the Company eliminated one selling season by combining Spring I and Spring II, partially accounting for the decrease in backlog. At September 20, 1994, Spring I season bookings accounted for approximately $7.5 million of the backlog; at September 14, 1995, there were no Spring I season bookings. The September 1994 backlog included $2.4 million of Holiday season bookings of the Company's Dress division; no such bookings are included in backlog for the later period due to timing differences in the selling season. In addition, during fiscal 1995 many customers cut back their orders for the Company's products to see what the retail demand would be for the Company's repositioned, higher-quality/higher-priced product line. A portion of the decline in backlog was attributable to this cutback.

   Order book data at any date are materially affected by the timing of the initial showing of collections to the trade, as well as by the timing of recording of orders and of shipments. Accordingly, the Company believes that order book data do not provide meaningful period-to-period comparisons as of specific dates, and comparisons of backlog information with such information as of specific dates for prior periods are not necessarily indicative of future results. The Company does not believe that cancellations, rejections or returns will materially reduce the amount of sales realized from such backlog.

TRADEMARKS

   CHAUS(Registered Trademark), CHAUS ESSENTIAL(Registered Trademark), CHAUS SPORT(Registered Trademark), CHAUS WOMAN(Registered Trademark) and MS. CHAUS(Registered Trademark) are registered trademarks of the Company in the United States for use on ladies' garments. These trademarks are renewable in the years 2004, 2008, 2002, 2004 and 2005, respectively. JOSEPHINE(Registered Trademark) also is a registered trademark of the Company in the United States, renewable in the year 2001, for use on ladies' blouses and sweaters. The Company considers its trademarks to have significant value in the marketing of its products.

   The Company also has registered its CHAUS, CHAUS SPORT, CHAUS WOMAN, and JOSEPHINE marks for women's apparel in certain foreign countries and has legal trademarks in certain foreign countries for selected women's accessories including handbags, small leather goods and footwear.

COMPETITION

   The women's apparel industry is highly competitive, both within the United States and abroad. The Company competes with many apparel companies, some of which are larger and have better established brand names and greater resources than the Company. In some cases the Company also competes with private-label brands of its department store customers.

   The Company believes that an ability to effectively anticipate, gauge and respond to changing consumer demand and taste relatively far in advance, as well as an ability to operate within substantial production and delivery constraints (including obtaining necessary quota allocations), is necessary to compete successfully in the women's apparel industry. Consumer and customer acceptance and support, which depend primarily upon styling, pricing, quality (both in material and production), and product identity, are also important aspects of competition in this industry. The Company believes that its success will depend upon its ability to remain competitive in these areas.

   Furthermore, the Company's traditional department store customers, which account for a substantial portion of the Company's business, encounter intense competition from so-called "off-price" and discount retailers, mass merchandisers and specialty stores. The Company believes that its ability to increase its present levels of sales will depend on such customers' ability to maintain their competitive position and the Company's ability to increase its market share of sales to department stores.

EMPLOYEES


   At September 30, 1995, the Company employed 574 full-time employees as compared with 777 full-time employees at September 30, 1994. This total includes 82 in managerial and administrative positions, approximately 117 in production, production administration and design, 235 in marketing, merchandising and sales (including 211 employees in the retail outlet store operation) and 66 in distribution. Of the Company's total employees, 74 were located in the Far East. The Company is a party to a collective bargaining agreement with the Amalgamated Workers Union, Local 88, covering 103 full-time employees. This agreement expires in August 1996. The Company believes that its relationship with its employees is good.


PROPERTIES

   The Company's principal executive offices are located at 1410 Broadway in New York City, where the Company leases approximately 41,000 square feet, of which approximately 10,000 square feet have been vacated as part of the Company's restructuring plan. These facilities also house the Company's showrooms and its sales, design, production and merchandising staffs. This space is occupied under several leases expiring through July 1996. Net base rental expense aggregated approximately $1.4 million, $2.1 million and $2.2 million in fiscal 1993, 1994 and 1995, respectively, and is expected to aggregate approximately $2.3 million in fiscal 1996. Chaus also leases approximately 19,000 square feet of space at 520 Eighth Avenue in New York City, which houses its technical production support facilities (including its sample and pattern makers). Net base rental expense for this space aggregated approximately $0.4 million in fiscal 1993 and fiscal 1994 and $0.3 million in fiscal 1995. The lease for this facility expires in January 1997 and the Company expects the aggregate base rental expense to be approximately $0.2 million in fiscal 1996.

   During fiscal 1995, the Company consolidated its warehouse and distribution centers into one building, reducing the leased square footage from approximately 390,000 square feet to approximately 275,000 square feet. This facility houses the Company administrative and finance personnel, its computer operations, one retail outlet store and its warehouse and distribution center. The leases for the Secaucus facilities expire in 1996. Base rental expense for the Secaucus facilities aggregated approximately $1.8 million in fiscal 1993, $2.4 million in fiscal 1994 and $1.5 million in fiscal 1995. The base rental expense is expected to aggregate approximately $1.5 million in fiscal 1996.

   Office locations are also leased in Hong Kong, Korea and Taiwan, with annual aggregate rental expense of approximately $0.5 million for fiscal 1995. In prior years, the Company also leased foreign office locations in the Philippines and Italy. The aggregate rental payments including these locations approximated $0.7 million in both fiscal 1993 and fiscal 1994. In July 1995, the Company closed its Taiwan office and anticipates that aggregate annual rental expense in fiscal 1996 will approximate $0.3 million.

   The Company also leases space for its outlet stores operation. The annual aggregate base rental expense for such facilities, with the average store utilizing approximately 3,000 square feet in fiscal 1995, was approximately $1.9 million in fiscal 1995 and is expected to be approximately $1.5 million for fiscal 1996. For fiscal 1993 and fiscal 1994 the base rental expense for the outlet stores' operations was $1.6 million and $1.9 million, respectively.


   The Company believes that its existing facilities are adequate and suitable for its needs.


LEGAL PROCEEDINGS


   In 1992, Federal Judge Shirley Wohl Kram dismissed with prejudice (i.e., without the right to recommence), on the grounds that it was barred by the statute of limitations, the Amended Complaint against the Company and others in consolidated class actions entitled Phifer v. Chaus et al., Goldschlack v. Chaus et al., Susman v. Chaus et al., and I. Bibcoff Inc. Pension Trust Fund
v. Chaus et al, (which claims had alleged misstatements and omissions in the Company's July 1986 prospectus delivered in connection with the 1986 Offering and its 1986 and 1987 annual reports). On April 19, 1993, a Class Action Complaint was filed in the Superior Court of New Jersey, Hudson County, against the Company and others, including the Company's lead underwriter in the 1986 Offering. Allegations in such complaint were common law fraud and negligent misrepresentation in the sale of the Company's stock in the 1986 Offering, which allegations were substantially similar to the claims that were dismissed with prejudice in the federal court. One of the plaintiffs from the federal action was originally a party in this action in state court.

   On June 18, 1993, the Company received by mail a copy of Jury Demand Class Action in the Superior Court of New Jersey, Hudson County entitled Theodore
M. Wietecha and Lisa A. Phifer v. Bernard Chaus, Inc. et al. The Complaint was amended in September 1993 to delete Lisa Phifer as a plaintiff. On May 27, 1994, the Company moved to dismiss the Complaint and/or to deny or limit class status. In a decision rendered in November 1994, the Superior Court denied the plaintiff's motion for the class certification and dismissed all claims against the director defendants (Josephine Chaus and the Estate of Bernard Chaus) and all claims not based upon actual reliance. With the denial of class certification, absent a successful appeal, the plaintiff's claims would not have a material adverse affect on the Company. In any event, management believes that such action is without merit.

   There are no other material pending legal proceedings to which the Company is a party or to which any of its properties is subject.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY PERSONNEL

   The following table sets forth certain information with respect to the directors, executive officers and certain key employees of the Company:

           NAME             AGE                    POSITION
------------------------  -----  -------------------------------------------
Josephine Chaus ......... 44     Chairwoman of the Board and Office of the
                                   Chairman
Andrew Grossman ......... 36     Chief Executive Officer and Office of the
                                   Chairman
Richard Baker ........... 49     President
S. Lee Kling (1)(2)  .... 66     Director
John W. Burden III (2)  . 58     Director
Harvey M. Krueger (1)(2)  66     Director
Philip G. Barach (1)  ... 65     Director
Wayne S. Miller ......... 38     Executive Vice President -- Finance and
                                   Administration, Chief Financial Officer
                                   and Secretary
Michael Bakert .......... 47     President -- Retail Division
Karen A. Maloney ........ 38     Vice President -- Corporate Controller
Judith Leech ............ 34     Vice President -- Design
Donna Poach ............. 40     Vice President -- Production
Scott Hyatt ............. 37     Vice President -- Manufacturing

   (1)  Member of the Compensation Committee.

   (2)  Member of the Audit Committee.

   Josephine Chaus has been an employee of the Company in various capacities since its inception. She has been a director of the Company since 1977, President from 1980 to February 1993, Chief Executive Officer from 1991 through September 1994, Chairwoman of the Board since 1991 and member of the Office of the Chairman since September 1994. Both members of the Office of the Chairman preside at all meetings of stockholders and the Board of Directors of the Company, make such reports concerning the Company as the Board of Directors shall direct, and have such other powers and perform such other duties as are from time to time assigned to them by the Board of Directors. In addition, the Chief Executive Officer reports to the Chairwoman.

   Andrew Grossman was appointed a director of the Company on September 13, 1994. He has been employed by the Company as its Chief Executive Officer and member of the Office of the Chairman (for a description of the role and responsibilities of the Office of the Chairman, see "--Josephine Chaus" above), since September 28, 1994. Prior to September 1994, Mr. Grossman was President from 1991 to 1994 and Executive Vice President from 1990 to 1991 of Jones Apparel Group, a manufacturer of women's apparel, and Vice President of Merchandising for Jones New York from 1987 through 1990. Prior to joining Jones, Mr. Grossman was employed by Willi Wear Ltd., Herbert Grossman Enterprises, the Ralph Lauren Womens Wear division of Bidermann Industries, Inc. and the Evan Picone division of Palm Beach Inc.

   Richard A. Baker has served as President of the Company since February 15, 1993, and served as a director of the Company from February 1993 to September 1994. From 1986 to 1992, Mr. Baker was employed by Esprit de Corp., a firm engaged in the apparel business, first as president of Esprit Sport and then for five years as president of Esprit de Corp. Women's Wear.

   S. Lee Kling was elected a director of the Company on February 22, 1989. He has served since 1991 as Chairman of the Board of Kling Rechter & Company, a merchant banking company which operates in partnership with Barclays Bank PLC, and serves as Vice Chairman of Willis Corroon Corp. of Missouri. See "Certain Transactions." Mr. Kling served as Chairman of the Board of Landmark Bancshares Corporation, a bank holding company in St. Louis, Missouri until December 1991 when the company merged with Magna Group, Inc. He had served in such capacity with Landmark since 1974 and had also served as Chief Executive Officer of Landmark from 1974 through October 1990 except for the period from May 1978 to January 1979 when he served as Assistant Special Counselor on Inflation for the White House and Deputy for Ambassador Robert S. Strauss. Mr. Kling serves on the Boards of Directors of Magna Group, Inc., a multi-bank holding company; Lewis Galoob Toys, Inc., a toy manufacturer; E-Systems, Inc., an electronic equipment manufacturer; Falcon Products, Co., a furniture and fixtures manufacturer; National Beverage Corp., a beverage manufacturer; Hanover Direct, Inc., a catalog and mail order company; and Top Air Manufacturing Co., Inc., an agricultural product manufacturer.

   John W. Burden III was elected a director of the Company on November 14, 1991. He was, from 1985 until his retirement in January 1990, Chairman of Federated Department Stores, Inc., a major operator of department stores in the United States. Mr. Burden has been a director of Jan Bell Marketing Inc., which is engaged in the jewelry business, since August 1994 and Carson Pirie Scott Incorporated, which owns department stores, since August 1993. Mr. Burden has advised the Company that, due to personal time constraints, he will not stand for reelection at the Company's November 1995 Annual Meeting of Stockholders.

   Harvey M. Krueger was appointed a director of the Company on January 2, 1992. He has been a Senior Managing Director of Lehman Brothers, an investment banking firm, since May 1984. See "Certain Transactions." From December 1977 to May 1984, he was Managing Director of Lehman Brothers Kuhn Loeb, Inc. From 1965 to 1977, he was a Partner of Kuhn Loeb & Co. and in 1977, he served as President and Chief Executive Officer of Kuhn Loeb & Co.

   Philip G. Barach was appointed a director of the Company on November 26, 1993. He was, from July 1968 to March 1990 the Chief Executive Officer of U.S. Shoe Corp., a shoe manufacturer. In addition, Mr. Barach served as Chairman of the board of directors of U.S. Shoe Corp. from March 1990 to March 1993. Mr. Barach currently serves as a director of Union Central Life Insurance Company, an insurance carrier, and serves as a director of Glimcher Real Estate Investment Trust, a real estate developer, and R. G. Barry, a manufacturer of thermal comfort products, both of which are public companies.

   Wayne S. Miller joined the Company as Executive Vice President--Finance and Administration and Chief Financial Officer in June 1994, and was appointed Secretary of the Company in November 1994. From April 1994 to June 1994, Mr. Miller served as Crisis Manager at USA Classic, Inc., an apparel company. From February 1994 to March 1994 he was a consultant to various apparel companies. From October 1990 to January 1994 he was President and Chief Executive Officer of Publix Group, L.P., an apparel company, which filed a petition for reorganization under Chapter 11 of the federal bankruptcy laws ("Chapter 11") in June 1993. Prior to that Mr. Miller was Chief Financial Officer at Basco All-American Sportswear Corp.

   Michael Bakert has been President of the Company's Retail Division from 1994 to the present. From 1990 to 1994, he was Vice President Director of Retail for Carole Little, a women's apparel company. From 1985 to 1990, he was Vice President Director of Stores of Phillip Van Heusen, an apparel and accessory manufacturer. From 1983 to 1985, he was regional director for National Shirt Shops, an apparel retailer. From 1978 to 1983, he was district manager for Chess King, a subsidiary of The Melville Corporation, an apparel and accessory retailer.

   Karen A. Maloney has been Vice President - Corporate Controller since July 1995. From December 1990 through July 1995, she was employed by Bidermann Industries Corp., an apparel company that filed a petition for reorganization under Chapter 11 in July 1995, as Assistant Controller Financial Reporting (December 1990 through May 1992) and as Vice President, Controller (June 1992 to July 1995). From March 1986 through May 1990 she was employed by Federal Paper Board Company, a paper and forest products company, in various management positions.

   Judith Leech joined the Company as Vice President --Design in January 1995. From 1994 to 1995, Ms. Leech served as Design Director for Adrienne Vittadini, and from 1993 to 1994 she served as Vice President Design for Clifford and Wills/J. Crew Group, both apparel companies. From 1990 to 1993, Ms. Leech served as Design Director for the A Line Anne Klein division of Anne Klein, an apparel company, and from 1987 to 1990 she served as Vice President Design for Liz Claiborne, an apparel company.

   Donna Poach joined the Company as Vice President --Production in August 1995. From 1989 to 1995, Ms. Poach served in various capacities for August Silk, an apparel company, including serving in Paris from 1992 to 1994 as the developer of August Silk's license business in Europe. From 1985 to 1989, Ms. Poach served as Vice President -- Product Planning of Jones New York.

   Scott Hyatt has served as Vice President --Manufacturing since prior to July 1990. Mr. Hyatt is the son-in-law of the late Bernard Chaus, founder of the Company.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

   The following table sets forth all cash compensation paid or accrued by the Company during fiscal 1995 with respect to (a) Josephine Chaus, who served as the Company's Chief Executive Officer until Andrew Grossman was hired in September 1994, and who has served thereafter as a member of the Office of the Chairman, (b) Andrew Grossman, who has been the Company's Chief Executive Officer since September 1994, (c) each of the four other most highly compensated executive officers of the Company and (d) a former executive officer (collectively, the "Named Executive Officers"), for services rendered by such persons in all capacities to the Company.

                                          ANNUAL COMPENSATION             LONG TERM COMPENSATION
                                 ------------------------------------  --------------------------
                                                                                       NUMBER OF
                                                                                       SECURITIES
NAME AND PRINCIPAL POSITION                                              RESTRICTED    UNDERLYING
HELD DURING FISCAL YEAR 1995     YEAR        SALARY         BONUS       STOCK AWARDS    OPTIONS
-------------------------------  ------  ------------  --------------  ------------  ------------
Andrew Grossman
 Chief Executive Officer and     1995      $790,178      $6,200,000(2)       --        1,500,000
 Member, Office of the Chairman  1994           --(1)        --              --            --
                                 1993           --(1)        --              --            --

Josephine Chaus
 Chief Executive Officer (until  1995      $392,000           --             --            --
 September 1994), Chairwoman of  1994       392,000           --             --            --
 the Board and Member, Office    1993       392,000           --             --            --
 of the Chairman

Richard Baker
 President                       1995      $506,000           --             --         --
                                 1994       480,000           --             --        480,000
                                 1993       178,000(3)

Wayne S. Miller
 Executive Vice President--      1995      $250,000       $25,000            --       200,000  --             --      100,000
 Finance and Administration,     1994            --        --             --          100,000
 Chief Financial Officer and     1993            --(5)
 Secretary                                       --(5)

Michael Root (6)
 Vice-President--Sales           1995      $237,000             --             --      50,000
                                 1994       223,000             --             --      50,000
                                 1993            -- (6)

Marc A. Zuckerman (8)
 Treasurer                       1995      $158,000              --             --            --
                                 1994       130,000              --             --            --
                                 1993       121,000

Michael Fieman (10)                 --             --            --
 Executive Vice                  1995      $364,033              --             --            --
 President--Production           1994       358,000              --            --
                                 1993       358,000        $115,000





                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

NAME AND PRINCIPAL POSITION         ALL OTHER
HELD DURING FISCAL YEAR 1995       COMPENSATION
-------------------------------  --------------
Andrew Grossman                         --
 Chief Executive Officer and            --
 Member, Office of the Chairman
Josephine Chaus                         --
 Chief Executive Officer (until         --
 September 1994), Chairwoman of         --
 the Board and Member, Office           --
 of the Chairman
Richard Baker                           --
 President                         $35,367(4)
                                        --
Wayne S. Miller                         --
 Executive Vice President--             --
 Finance and Administration,            --
 Chief Financial Officer and
 Secretary
Michael Root (6)                   $24,563(7)
 Vice-President--Sales                  --
                                        --
Marc A. Zuckerman (8)               $4,693(9)



 Treasurer                           4,670(9)
                                     4,181(9)
Michael Fieman (10)                     --
 Executive Vice                         --
 President--Production                  --


    (1) Mr. Grossman's employment with the Company commenced in September
        1994.

    (2) The Company paid Mr. Grossman a sign-on bonus of $6,200,000, portions of which must be paid back to the Company if Mr. Grossman's employment agreement is terminated for cause (as defined in his employment agreement) or if he leaves the Company without Good Reason (as defined in his employment agreement). See "--Employment Arrangements" below.

    (3) Mr. Baker's employment with the Company commenced in February 1993.

    (4) Includes payments made by the Company of (a) $29,517 toward the payment of relocation expenses, and (b) $5,850 in life insurance premiums.

    (5) Mr. Miller's employment with the Company commenced in June 1994.

    (6) Mr. Root's employment with the Company commenced in July 1993 and terminated in October 1995.

    (7) Includes (a) $23,438 in above-market earnings on the exercise of options to purchase 12,500 shares of Common Stock and (b) $1,125 in 401(k) matching contributions.

    (8) Mr. Zuckerman's employment with the Company terminated in August
        1995.

    (9) Includes contributions made by the Company pursuant to its 401(k) Plan for the benefit of Mr. Zuckerman.

   (10) Mr. Fieman's employment with the Company terminated in June 1995.

OPTION GRANTS TABLE

   The following table sets forth information with respect to the Named Executive Officers concerning the grant of stock options during fiscal 1995. The Company did not have during such fiscal year, and currently does not have, any plans providing for the grant of stock appreciation rights.

                                                                             POTENTIAL
                                                                             REALIZABLE
                                                                               VALUE
                                                                             AT ASSUMED
                                                                            ANNUAL RATES
                                                                              OF STOCK
                                                                               PRICE
                                                                            APPRECIATION
                                                                                FOR
                                                                               OPTION
                                       INDIVIDUAL GRANTS                      TERM(2)
                    -----------------------------------------------------  ------------
                      SECURITIES    % OF TOTAL
                      UNDERLYING      OPTIONS
                       OPTIONS      GRANTED TO     EXERCISE
                       GRANTED     EMPLOYEES IN    OR BASE     EXPIRATION
        NAME            (#)(1)      FISCAL YEAR     PRICE         DATE           5%
------------------  ------------  -------------  ----------  ------------  ------------
Andrew Grossman  .. 1,500,000     68.6%          $2.25       9/1/04        $2,122,500
Josephine Chaus  ..     --              --            --           --          --
Richard Baker .....     --              --            --           --          --
Wayne Miller ......   200,000     9.1%           $ 4.75      11/23/04      $  597,500
Michael Root ......    50,000     2.3%           $3.38       7/19/04       $  105,900
Marc A. Zuckerman       --              --            --           --          --
                                                                               --
Michael Fieman  ...     --              --            --           --

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

        NAME             10%
------------------  ------------
Andrew Grossman  .. $5,378,900
Josephine Chaus  ..     --
Richard Baker .....     --
Wayne Miller ...... $1,514,100
Michael Root ...... $  268,700
Marc A. Zuckerman       --
                        --
Michael Fieman  ...

   (1) All options were granted under the Company's 1986 Stock Option Plan, as amended (the "Stock Option Plan"), except for those granted to Mr. Grossman who received his options pursuant to an employment agreement and a stock option agreement with the Company. See "--Employment Arrangements" below.

   (2) Potential pre-tax realizable value is based on the assumption that the stock appreciates from the market value on the date of grant at the annual rates of appreciation shown on the table over the option term (ten years). This is a theoretical value. The actual realized value depends upon the market value of the Company's stock at the exercise date.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

   The following table provides information with respect to the exercise of stock options during fiscal 1995 by the Named Executive Officer and the value of unexercised options at fiscal year end.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION VALUES

                                                   NUMBER OF        NUMBER OF
                                                  SECURITIES       SECURITIES        VALUE OF
                                                  UNDERLYING       UNDERLYING     UNEXERCISED IN-
                                                  UNEXERCISED      UNEXERCISED       THE-MONEY
                        SHARES                  OPTIONS AT JUNE  OPTIONS AT JUNE  OPTIONS AT JUNE
                      ACQUIRED ON     VALUE        30, 1995         30, 1995        30, 1995(1)
        NAME           EXERCISE      REALIZED     EXERCISABLE     UNEXERCISABLE     EXERCISABLE
------------------  -------------  ----------  ---------------  ---------------  ---------------
Andrew Grossman  ..             --          -- --               1,500,000        --
Josephine Chaus  ..             --          --               --        --                      --
Richard Baker .....             --          -- 240,000            240,000        $60,000
Wayne Miller ......             --          -- 25,000             275,000        $76,563
Michael Root ...... 12,500         $23,438     --                  87,500        --
Marc A. Zuckerman               --          -- 3,035                   --        $5,571
Michael Fieman  ... 135,000        $151,875    --                      --        --


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                        VALUE OF
                     UNEXERCISED IN-
                        THE-MONEY
                     OPTIONS AT JUNE
                       30, 1995(1)
        NAME          UNEXERCISABLE
------------------  ---------------
Andrew Grossman  .. $4,125,000
Josephine Chaus  ..         --
Richard Baker ..... $   60,000
Wayne Miller ...... $  229,688
Michael Root ...... $  142,188
Marc A. Zuckerman           --
Michael Fieman  ...         --


   (1) The value is based on the excess of the market price of the Company's Common Stock at the end of fiscal 1995 over the option price of the unexercised options.

EMPLOYMENT ARRANGEMENTS

   Andrew Grossman. On September 1, 1994, the Company entered into a five-year employment agreement with Andrew Grossman, Chief Executive Officer and Member of the Office of the Chairman of the Company, with an option to extend the term of Mr. Grossman's agreement for an additional five years. On September 14, 1995, the Company exercised the option to extend his employment agreement. The Company paid Mr. Grossman a sign-on bonus of $6.2 million, portions of which must be paid back to the Company if Mr. Grossman's employment is terminated for cause (as defined in the employment agreement) or if he leaves the Company without Good Reason (as defined in the agreement). The sign-on bonus was nondeductible by the Company for tax purposes. In addition, in connection with the initial term of Mr. Grossman's employment agreement, Mr. Grossman was granted options (the "Initial Options") to purchase an aggregate of 1,500,000 shares of Common Stock; and in connection with the extension of Mr. Grossman's employment agreement, Mr. Grossman was granted options (the "Additional Options") to purchase an additional 1,500,000 shares of Common Stock. Each of the Initial Options and the Additional Options were granted pursuant to his employment agreement and a stock option agreement (the "Grossman Option Plan").

   Under the employment agreement, Mr. Grossman receives an annual salary of $1.0 million and is entitled to an annual bonus (the "Bonus Plan") consisting of 5% of the Company's "Annual Net Profits" (such amount, the "Net Profit Participation"). Mr. Grossman is the sole participant in the Bonus Plan. "Annual Net Profits" are defined in the agreement as net income of the Company for any fiscal year as reflected on the audited financial statements of the Company for such fiscal year prepared in accordance with generally accepted accounting principles applied consistent with past practices and certified by the Company's independent public accountants. No bonus was payable for fiscal 1995. The terms of the Bonus Plan were adopted by a committee of three "outside directors" as such term is used for purposes of
Section 162(m) of the Internal Revenue Code (the "Code") and approved by the stockholders of the Company at the 1994 Annual Meeting of Stockholders.

   If the employment agreement is terminated by the Company other than for cause or the death or disability of Mr. Grossman (or by Mr. Grossman if the Company shall be in material breach of its obligations), the Company is required to pay Mr. Grossman his annual salary and the Net Profit Participation that he would have received had the agreement not been terminated, less any compensation and bonuses received by Mr. Grossman from other employers. If Mr. Grossman terminates the employment agreement prior to its second anniversary for other than the Company's material breach, then the Company is required to pay Mr. Grossman an annual salary for a two-year period provided he, among other things, adheres to certain non-solicitation, non-compete and confidentiality provisions in the employment agreement.

   The employment agreement also provides that if Mr. Grossman's employment is terminated (with certain exceptions) after a change in control (as described below), Mr. Grossman is to receive a lump sum payment equal to the aggregate annual salary (discounted to present value) that he would have received had his employment agreement not been terminated. A "change in control" is defined to include certain mergers or asset sales; the failure to stand for re-election of a majority of the existing Board of Directors; and the acquisition by any person or group of stock resulting in beneficial ownership of at least the number of shares collectively owned at such time by Josephine Chaus and/or members of her immediate family, affiliates or certain other related parties. In the event of such change in control or the termination of Mr. Grossman's employment for certain specified reasons, any unvested portion of the options shall vest immediately and shall remain exercisable for a period of six months after such date, unless the options are earlier terminated pursuant to the terms of the employment agreement.

   Upon the execution of the employment agreement on September 1, 1994, Mr. Grossman received the Initial Options at an exercise price of $2.25 per share, the closing price of the Common Stock on the date of grant of such options. The Initial Options vest at a rate of 20% per year commencing on September 1, 1995. On September 14, 1995, upon the exercise by the Company of its option to extend the employment agreement for an additional five-year period, Mr. Grossman received the Additional Options at an exercise price of $5.625, the closing price of the Common Stock on the date of grant of such options. The Additional Options vest at a rate of 20% per year commencing on September 1, 1998. The maximum number of shares of Common Stock which may be granted to Mr. Grossman pursuant to the Grossman Option Plan, which was approved by the stockholders of the Company at the 1994 Annual Meeting of Stockholders, is 3,000,000.

   In connection with the employment agreement with Mr. Grossman, on September 1, 1994 Josephine Chaus agreed, among other things, to vote all of her shares of Common Stock in favor of Mr. Grossman's re-election to the Board of Directors of the Company during the term of the employment agreement.

   Josephine Chaus. The Company's employment agreement with Josephine Chaus, Chairwoman of the Board, commenced on July 1, 1992 and expired on June 30, 1994. Since such date, she has been employed on the same terms, although without a written agreement. The annual base salary under such agreement is $390,000 or such larger amount as the Compensation Committee of the Board of Directors shall from time to time determine. As of the date hereof, no such larger amounts have been authorized or paid.

   Richard Baker. The Company has an employment agreement with Richard Baker, President of the Company, dated as of February 15, 1993 which terminates on February 14, 1997. Mr. Baker's salary during the first year of the agreement was $450,000 and will increase by $25,000 annually until the agreement terminates. The agreement provides for the provision of a cash bonus if the Company achieves certain financial targets during each fiscal year of the term of the agreement. No such bonus was payable in fiscal 1995. If during each of fiscal 1994, 1995 and 1996, while Mr. Baker is employed by the Company, certain financial objectives are met by the Company, then Mr. Baker will have the right, pursuant to the Company's Restricted Stock Purchase Plan, to purchase 25,000 shares of the Company's Common Stock at the price of $1.00 per share. The target was not met for fiscal 1995. In addition, Mr. Baker was granted, pursuant to the terms and conditions of the Stock Option Plan, ten-year incentive stock options to purchase 480,000 shares of Common Stock at an exercise price of $4.75 per share, the closing price of the Company's Common Stock on the date of grant of such options. Ten thousand incentive options vested on February 14, 1993, 110,000 vested on February 14, 1994, 120,000 vested on February 14, 1995, and 120,000 will vest on each of the next two anniversaries thereof provided he is employed by the Company.

If the Company terminates Mr. Baker's employment without cause, the Company shall pay him his base salary for the year of termination plus any cash bonus earned for the year immediately preceding the termination. In addition, all incentive stock options which would have vested at the anniversary of the agreement immediately following such termination shall vest on such termination date. If Mr. Baker's employment is terminated by him for "Good Reason" or by the Company in connection with a "change in control" (as such terms are defined in the agreement), then the Company shall pay Mr. Baker a severance and non-competition payment equal to two times the sum of his base salary for the year of termination plus the annual cash bonus earned in the year immediately preceding the year of termination. In addition, all options would vest immediately upon such termination referred to in the preceding sentence.

   Wayne S. Miller. The Company has a two-year employment agreement with Wayne S. Miller, Executive Vice President--Finance and Administration, Chief Financial Officer and Secretary, dated as of June 3, 1994, which automatically shall be extended for additional one year periods unless either party thereto specifies otherwise. During the term of the agreement, Mr. Miller's salary will be $250,000 per annum. Pursuant to the terms of the agreement, Mr. Miller was paid an initial bonus of $25,000. In addition, Mr. Miller was granted, pursuant to the terms and conditions of his employment agreement, ten-year incentive stock options to purchase an aggregate of 50,000 shares of the Company's Common Stock at an exercise price of $1.88 per share, representing the closing price of the underlying shares of Common Stock on the grant date. If the agreement is terminated by the Company without cause, the Company shall pay Mr. Miller a severance and non-competition payment equal to his base salary for a twelve month period. If the agreement is terminated by the Company or by Mr. Miller for "Good Reason" in connection with or following a "change in control" (as such terms are defined in the agreement), the Company shall pay Mr. Miller a severance and noncompetition payment equal to the sum of (x) two times his base salary in effect at the time of termination plus (y) an amount equal to two times the annual cash bonus award earned by Mr. Miller. In addition, all stock options which have not yet vested shall vest on the date of such termination referred to in the preceding sentence.

DIRECTORS' COMPENSATION

   During fiscal 1995 directors who were not employees of the Company received an annual fee of $8,000 plus $1,000 for each Board of Directors or Committee meeting attended. In addition to annual fees, pursuant to a non-employee directors' Formula Plan contained in the Stock Option Plan, non-employee directors are granted a one time option to acquire 10,000 shares of Common Stock, exercisable up to 50% one year after the grant and 50% two years after the grant, provided that the director has been duly elected (or re-elected, as the case may be) in the interim. The per share exercise price of any non-incentive stock option may not be less than 85% of the fair market value of the Common Stock on the date of the grant. The Company has purchased and will maintain a $50,000 term life insurance policy on behalf of each director with the benefits to be paid to each director's designated beneficiary.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information as of October 24, 1995 with respect to the beneficial ownership of the Common Stock, before and after giving effect to the offering, by (a) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (b) the current directors of the Company and the Named Executive Officers, and (c) all executive officers and directors of the Company as a group. Except as otherwise indicated below, the persons referenced below (x) have advised the Company that they have sole voting and investment power with respect to the securities listed as owned by them and
(y) have principal business addresses at the Company's principal executive offices.

                                                          AMOUNT
                                                       BENEFICIALLY       PERCENT OF CLASS
NAME                                                      OWNED
------------------------------------------------------------------------------------------------
                                                                      BEFORE
                                                                     OFFERING   AFTER OFFERING
---------------------------------------------------  -------------- ----------  ---------------
Josephine Chaus .................................... 14,706,550      65.8%(1)    56.3%(1)(2)
FMR Corp. (3)
 82 Devonshire Street
 Boston, MA 02109 ..................................  1,359,000      6.4%         5.2%
Philip G. Barach (4) ...............................     59,300           *           *
Andrew Grossman (5) ................................    300,000      1.4%         1.1%
S. Lee Kling (6) ...................................     35,000           *           *
Harvey M. Krueger (7) ..............................     60,000           *           *
John W. Burden (8) .................................     60,000           *           *
Richard A. Baker (9) ...............................    240,000      1.1%             *
Wayne Miller (10) ..................................     92,500           *           *
Marc A. Zuckerman ..................................          0           *           *
Michael Root .......................................          0           *           *
Michael Fieman .....................................     80,000           *           *
All directors and executive officers as a group (13
 persons)(11) ...................................... 15,633,350      67.7%(1)    58.0%(1)(2)

     *  Less than one percent.

     (1)Includes (a) 1,216,500 shares of Common Stock purchasable upon the exercise of the 1994 Warrants, and (b) 118,000 shares of Common Stock which are held by Ms. Chaus and Daniel Rosenbloom as co-trustees for Ms. Chaus's children, as to which shares Ms. Chaus shares voting and disposal power with Mr. Rosenbloom.

     (2)Includes 1,580,000 shares of Common Stock purchasable upon the exercise of the 1995 Warrants, granted to Ms. Chaus in May 1995 and September 1995, respectively, for certain credit support provided by her to the Company, the issuance of which is subject to stockholder approval at the November 1995 Annual Meeting of Stockholders. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Financial Condition, Liquidity and Capital Resources" and "Certain Transactions." If the Company's stockholders approve the issuance of the 1995 Warrants, Ms. Chaus will beneficially own 16,286,550 shares of Common Stock after the offering.

     (3)FMR Corp. ("FMR") beneficially owns such shares through Fidelity Management & Research Company ("FMRC"), a wholly-owned subsidiary of FMR and an investment adviser (registered under Section 203 of the Investment Advisers Act 1940) to Fidelity Contrafund, an investment company registered under Section 8 of the Investment Company Act of 1940 (the "Fidelity Fund"). FMR has sole dispositive power with respect to such shares, but has no voting power with respect to such shares. Such shares are voted pursuant to guidelines established by the Fidelity Fund. The information set forth in the table with respect to FMR and in the foregoing text of this footnote was based upon information provided to the Company by FMR.

     (4)Includes options to purchase 10,000 shares of Common Stock under the Stock Option Plan.

     (5)Includes options to purchase 300,000 shares of Common Stock under the Grossman Option Plan. See "--Employment Arrangements" above.

     (6)Includes options to purchase 20,000 shares of Common Stock under the Stock Option Plan.

     (7)Includes options to purchase 50,000 shares of Common Stock under the Stock Option Plan.

     (8)Includes options to purchase 50,000 shares of Common Stock under the Stock Option Plan.

     (9)Includes options to purchase 240,000 shares of Common Stock under the Stock Option Plan.

    (10)Includes (a) 17,500 shares of Common Stock held by Mr. Miller's spouse, with respect to which he may be deemed a beneficial owner, and (b) options to purchase 75,000 shares of Common Stock under the Stock Option Plan.

    (11)Includes options to purchase 745,000 shares of Common Stock under the employee and director stock option plans.

                             CERTAIN TRANSACTIONS

JOSEPHINE CHAUS

   Subordinated Debt. The Company had outstanding at September 30, 1995, $21.7 million of Subordinated Notes payable to Josephine Chaus certain of which were originally issued on June 30, 1986 and the remainder of which were issued in February and March 1991. In connection with this offering, Josephine Chaus agreed to extend the maturity date of the Subordinated Notes (which were to mature on July 1, 1996) to July 1, 1998, subject to the consummation of this offering, and to October 1, 1996 in the event that this offering is not consummated. The blended annual interest rate on the Subordinated Notes is 11.36%, and payments of interest under the Subordinated Notes are not currently permitted as a result of bank covenant requirements. Ms. Chaus is prohibited from accelerating the maturity of the Subordinated Notes on account of such inability to pay interest through the maturity thereof.

   1994 Warrants. Because during fiscal 1994, the Company required availability under its working capital credit line with BNYF in excess of the amount available under its borrowing base formula, Josephine Chaus agreed to provide credit support in the form of the Letter of Credit. BNYF increased the Company's borrowing availability by various amounts as the amount and expiration date of the Letter of Credit were increased and extended, respectively. In return for such credit support, the Company issued to Ms. Chaus, upon stockholder approval, the 1994 Warrants to purchase an aggregate of 1,216,500 shares of Common Stock of the Company, exercisable through November 22, 1999, at prices ranging between $2.25 and $4.62 per share.

   1995 Warrants. As part of the negotiations with BNYF, in February 1995 Josephine Chaus provided the February Increase/Extension and the Guarantee, the latter to be in effect during the Amended Financing Agreement's three-year term (unless the term is earlier terminated), and in September 1995 provided the September Extension. In addition, in connection with this offering, Ms. Chaus has provided the Company with the July Option to further extend the Letter of Credit to July 31, 1996. If the Company (upon a determination by the Special Committee) exercises the July Option, Ms. Chaus will be entitled to certain additional warrants (the number of such additional warrants shall be determined by the Special Committee in a manner consistent with past practices, and shall be subject to receipt of a letter of a nationally recognized investment banking firm as to the commercial reasonableness thereof). In consideration of the February Increase/Extension, the Guarantee and the September Extension, the Special Committee authorized the issuance, subject to approval of the Company's stockholders at the November 15, 1995 Annual Meeting of Stockholders, of the 1995 Warrants consisting of (a) warrants (the "February Increase Warrants") to purchase 815,000 shares of the Company's Common Stock at an exercise price of $4.05 per share, (b) warrants (the "Guarantee Warrants") to purchase 535,000 shares of the Company's Stock at an exercise price of $4.05 per share and (c) warrants (the "September Extension Warrants") to purchase 230,000 shares of the Company's Common Stock at an exercise price of $6.75 per share. The exercise prices of the February Increase Warrants and the Guarantee Warrants are equal to 120% of the closing price of the Company's Common Stock on the NYSE on May 17, 1995, the day immediately preceding the date when the Special Committee approved the issuance of such warrants; and the exercise price of the September Extension Warrants is equal to 120% of the closing price of the Company's Common Stock on the NYSE on September 14, 1995, the date when the Special Committee approved the issuance of the September Extension Warrants. The 1995 Warrants will be exercisable for five years from the date of issuance and will be (in the case of the February Increase Warrants and the Guarantee Warrants but not the September Extension Warrants) fully transferable. Ms. Chaus has received warrant compensation for her provision of the Guarantee only through October 31, 1995. Thereafter, for each three month period of the Guarantee, Ms. Chaus will receive cash compensation of $50,000.

   Equity In Exchange for Debt. In September 1994, Josephine Chaus loaned the Company $7.2 million in exchange for which she received subordinated promissory notes bearing interest at 12% per annum. At the request of the Special Committee, in order to provide additional equity to the Company, to enhance the Company's balance sheet and to accommodate BNYF, Josephine Chaus subsequently agreed to exchange such subordinated promissory notes for shares of Common Stock of the Company on terms determined by the Special Committee. In November 1994, following stockholder approval, Josephine Chaus exchanged such subordinated promissory notes, including accrued interest thereon, for 1,914,500 shares of Common Stock (based upon a purchase price of $3.85 per share).

JEFFREY CHAUS

   Jeffrey Chaus (son of the late Bernard Chaus, founder of the Company) and his spouse own a company which operates one retail clothing store located in Fort Lee, New Jersey. During fiscal 1995, the Company sold its products to this store at the same prices and on terms similar to the terms applicable to sales by the Company of its products to its other retail customers during fiscal 1995. The Company's gross sales to the store owned by Jeffrey Chaus aggregated approximately $72,000 during fiscal 1995. At June 30, 1995, the store owned by Jeffrey Chaus owed the Company approximately $8,000 for merchandise sold by the Company to his store through such date.

RICHARD A. BAKER

   In 1993, in connection with the Company's hiring of Richard A. Baker as the President of the Company, the Company loaned an aggregate of $432,500 to Mr. Baker in two installments to help him finance his relocation, including the purchase of a home. Mr. Baker also was a director of the Company at that time. The loan is evidenced by a promissory note dated July 9, 1993 (the "Note") bearing interest at an annual rate of 7%. Pursuant to the terms of the Note, Mr. Baker must repay principal and interest on a monthly basis over a 60-month period commencing October 15, 1994. At September 30, 1995, the remaining principal amount outstanding under the Note was $117,000.

HARVEY KRUEGER

   Harvey Krueger, a director of the Company and member of its Audit and Compensation Committees, is a Senior Managing Director of Lehman Brothers, which provided certain advisory services to the Company during fiscal 1995 and the first quarter of fiscal 1996 for which it received fees of $175,000. See "Underwriting."

S. LEE KLING

   S. Lee Kling, a director of the Company and member of its Audit and Compensation Committees, serves as Vice Chairman of an insurance broker, Willis Corroon Corp. of Missouri ("Willis Corroon"), from which the Company obtains various insurance policies (i.e., travel, directors and officers liability, and life insurance). In addition, a son of Mr. Kling is employed by Willis Corroon. The total aggregate premium payments paid to Willis Corroon in respect of such insurance during fiscal 1995 was approximately $327,000.


   With the exception of the loan to Richard Baker (which was provided at an interest rate which the Company believes was below market to accommodate Mr. Baker), the Company believes that each of the transactions described above was on terms at least as favorable to the Company as those which would have been available from a third party in an arm's length transaction.


                         DESCRIPTION OF CAPITAL STOCK

   The Company is authorized to issue 50,000,000 shares of Common Stock. As of November 13, 1995, 21,133,641 shares of Common Stock were outstanding. In addition, 7,285,378 shares of Common Stock were reserved for issuance upon the exercise of outstanding warrants and options.

COMMON STOCK

   Each outstanding share of Common Stock entitles the holder to one vote on all matters requiring a vote of stockholders. Since the Common Stock does not have cumulative voting rights, the holders of shares having more than 50% of the voting power, if they choose to do so, may elect all the directors of the Company and the holders of the remaining shares would not be able to elect any directors.

   Subject to the rights of holders of any series of preferred stock that may be issued in the future, the holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available thereof. See "Price Range of Common Stock and Dividend Policy." In the event of a voluntary or involuntary liquidation of the Company, all stockholders are entitled to a pro rata distribution of the assets of the Company remaining after payment of claims of creditors and liquidation preferences of any preferred stock. Holders of the Common Stock have no conversion, redemption or sinking fund rights.

   Holders of the Common Stock currently have preemptive rights, subject to certain exceptions prescribed by the New York Business Corporation Law. In the opinion of Shereff, Friedman, Hoffman & Goodman, LLP, counsel to the Company, all issuances of Common Stock subsequent to the 1986 Offering, as well as issuances of warrants and options to purchase Common Stock, fell within one of such exceptions. On September 27, 1995, the Board of Directors approved, subject to approval of the Company's stockholders at the November 15, 1995 Annual Meeting of Stockholders, an amendment to the Certificate of Incorporation (the "Amendment") to eliminate such preemptive rights. Holders of Common Stock who do not vote in favor of the Amendment to eliminate such preemptive rights will have the right to dissent and to receive payment for their shares of Common Stock provided they comply with the provisions of
Section 623 of the New York Business Corporation Law. Josephine Chaus possesses the power to vote more than 50% of the outstanding shares of the Common Stock; accordingly, the affirmative vote of Josephine Chaus, who has advised the Company that she intends to vote all of her shares in favor of the Amendment, is sufficient to approve the Amendment.

TRANSFER AGENT

   The transfer agent for the Common Stock is Chemical Bank, New York, New York 10005.

PREFERRED STOCK

   The Company is authorized to issue 1,000,000 shares of preferred stock (the "Preferred Stock"). The Board of Directors is authorized to fix the relative rights and preferences of the shares of Preferred Stock, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock, and there are no agreements or understandings for the issuance of any shares of Preferred Stock. Because of its broad discretion with respect to the creation and issuance of Preferred Stock without stockholder approval, the Board of Directors could adversely affect the voting power of the holders of Common Stock and, by issuing shares of Preferred Stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company.

                       SHARES ELIGIBLE FOR FUTURE SALE

   The Company currently has 21,133,641 shares of Common Stock outstanding and, upon the completion of this offering will have 26,133,641 shares of Common Stock outstanding. Of such shares, the shares sold in the offering (other than shares which may be purchased by "affiliates" of the Company) will be freely tradeable without restriction or further registration under the Securities Act. Of the remaining outstanding shares, 13,490,050 shares of Common Stock beneficially owned by Josephine Chaus are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act ("Rule 144"), and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144. The Company's executive officers and directors (including Ms. Chaus and Mr. Grossman) have agreed not to offer, sell, or otherwise dispose of their shares, with certain limited exceptions, for a period of 120 days after the date of this offering without the prior written consent of Lehman Brothers, as representative of the Underwriters. Subject to the expiration of such 120-day Underwriter's lockup period, the 13,490,050 shares beneficially owned by Ms. Chaus will be eligible for sale pursuant to Rule 144.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least two years from the later of the date such restricted shares were acquired from the Company and (if applicable) the date they were acquired from an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (261,336 shares based on the number of shares to be outstanding immediately after this offering) or the average weekly trading volume in the public market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company. Ms. Chaus has satisfied the two-year holding period with respect to 11,575,550 of such shares.

   Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other restrictions, but without regard to the two-year holding period. Restricted shares held by affiliates of the Company eligible for sale in the public market under Rule 144 are subject to the foregoing volume limitations and other restrictions.

   Further, under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted shares were acquired from the Company and the date they were acquired from an affiliate of the Company, and the person was not an affiliate for at least three months prior to the sale, such person would be entitled to sell the shares immediately without regard to volume limitations and the other conditions described above.

   Josephine Chaus has registration rights with respect to the shares underlying the 1994 Warrants and (assuming approval of the issuance thereof at the 1995 Annual Meeting of Stockholders) the 1995 Warrants. In addition, Mr. Grossman has registration rights which require the filing of a Registration Statement on Form S-8 under the Securities Act with respect to the shares underlying his options. Such registration rights will permit Ms. Chaus and Mr. Grossman to sell such shares from time to time without the limitations imposed by Rule 144.

   No predictions can be made as to the effect, if any, that market sales of shares of existing stockholders or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of Common Stock after the offering could be adversely affected by future sales of substantial amounts of Common Stock by existing stockholders.

                                 UNDERWRITING

   The Underwriters named below, for whom Lehman Brothers Inc. is acting as representative (the "Representative"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                         NUMBER OF
      UNDERWRITER         SHARES
Lehman Brothers Inc.

                       -----------
 Total ............... 5,000,000
                       ===========

   The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

   The Company has been advised by the Representative that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page hereof, and to certain dealers (who may include the Underwriters) at such public offering price, less a
selling concession not in excess of $      per share. The Underwriters may
allow, and such dealers may reallow,
a concession not in excess of $      per share, to certain other Underwriters
or to certain other brokers or dealers (who may include the Underwriters). After this offering to the public, the offering price and selling terms may be changed by the Representative.

   The Company has granted to the Underwriters an option to purchase up to an additional 750,000 shares of Common Stock, exercisable solely to cover overallotments, at the public offering price, less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

   The Company and the executive officers and directors of the Company have agreed that they will not, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell, or otherwise dispose of shares of Common Stock (or any securities convertible into or exercisable or exchangeable for, shares of Common Stock), or, as to the Company, sell or grant options, rights or warrants with respect to shares of Common Stock, other than (i) pursuant to existing benefit plans of the Company or any of its subsidiaries and (ii) in accordance with the terms of the Underwriting Agreement, for a period of 120 days after the date of this offering.

   The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

   During 1994 and 1995, Lehman Brothers Inc. provided to the Special Committee its view as to the commercial reasonableness of the transactions involving the issuance by the Company to Josephine Chaus of Common Stock and of warrants to purchase Common Stock, in exchange for promissory notes and in consideration for her provision of credit support to the Company, respectively. See "Certain Transactions." In consideration of such services, Lehman Brothers Inc. received advisory fees in the aggregate amount of $175,000.

   Harvey M. Krueger, a Senior Managing Director of Lehman Brothers Inc., is a director of the Company, a member of its Audit and Compensation Committees and a beneficial owner of 60,000 shares of Common Stock. See "Management", "Principal Stockholders" and "Certain Transactions."

                                LEGAL MATTERS

   Certain legal matters in connection with this offering will be passed on for the Company by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York and for the Underwriters by Schulte Roth & Zabel, New York, New York.

                                   EXPERTS

   The financial statements as of June 30, 1994 and 1995 and for the years then ended and the related financial statement schedule for the years then ended, included and incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The consolidated statements of operations, stockholders' equity and cash flows of Bernard Chaus, Inc. for the year ended June 30, 1993, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files periodic reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional offices located at Suite 1300, Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W.,Washington, D.C. 20549.


   The Company has filed with the Commission a Registration Statement on Form S-2 and schedules and exhibits thereto under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in Registration Statement and schedules and exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, including the exhibits filed as part thereof.


               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents are incorporated in this Prospectus by reference:

   (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995; and

   (2) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies, supersedes, or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus. Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Requests should be directed to: Corporate Secretary, 1410 Broadway, New York, New York 10018, telephone number (212) 354-1280.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES

                        INDEX TO FINANCIAL STATEMENTS

                                                                                           PAGE
                                                                                        --------
   Reports of Independent Auditors                                                      F-2
   Consolidated Balance Sheets--June 30, 1994 and 1995 and
    September 30, 1995                                                                  F-4
   Consolidated Statements of Operations--Years Ended June 30, 1993, 1994 and 1995
    and Quarters Ended September 30, 1994 and 1995                                      F-5
   Consolidated Statements of Stockholders' Equity (Deficiency)--Years Ended June 30,
    1993, 1994 and 1995 and Quarter Ended September 30, 1995                            F-6
   Consolidated Statements of Cash Flows--Years Ended June 30, 1993, 1994 and 1995
    and Quarters Ended September 30, 1994 and 1995                                      F-7
   Notes to Consolidated Financial Statements                                           F-8

                        REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Bernard Chaus, Inc.

   We have audited the accompanying consolidated balance sheets of Bernard Chaus, Inc. and subsidiaries as of June 30, 1994 and June 30, 1995 and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bernard Chaus, Inc. and subsidiaries at June 30, 1994 and June 30, 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, New York
October 6, 1995
(October 31, 1995 as to Note 10.c.)

                        REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Bernard Chaus, Inc.

   We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Bernard Chaus, Inc. and subsidiaries for the year ended June 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, cash flows and changes in stockholders' equity of Bernard Chaus, Inc. and subsidiaries for the year ended June 30, 1993, in conformity with generally accepted accounting principles.

                                                          ERNST & YOUNG LLP

New York, New York
August 18, 1993

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                   JUNE 30,    JUNE 30,    SEPTEMBER 30,
                                                                     1994        1995          1995
                                                                 ----------  ----------  ---------------
                                                                                            (UNAUDITED)
ASSETS
Current Assets
 Cash and cash equivalents ..................................... $    468    $    418    $    217
 Accounts receivable, less allowances of $6,340, $4,226 and
  $4,977 .......................................................   17,757       7,646      28,025
 Inventories ...................................................   25,503      16,203      22,083
 Prepaid expenses ..............................................    3,743       1,523         908
                                                                 ----------  ----------  ---------------
   Total current assets ........................................   47,471      25,790      51,233
Fixed assets -- net ............................................    3,612       2,392       2,246
Other assets ...................................................      536         478         543
                                                                 ----------  ----------  ---------------
                                                                 $ 51,619    $ 28,660    $ 54,022
                                                                 ==========  ==========  ===============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current Liabilities
 Notes payable -- banks ........................................ $ 21,115    $ 18,698    $ 36,307
 Subordinated promissory notes -- current ......................      250          --          --
 Accounts payable ..............................................   14,290      12,922      21,427
 Accrued expenses ..............................................    6,710       5,549       5,568
 Accrued restructuring expenses ................................    1,764       2,535       1,594
                                                                 ----------  ----------  ---------------
   Total current liabilities ...................................   44,129      39,704      64,896
Subordinated promissory notes ..................................   18,789      21,066      21,678
Accrued restructuring expenses .................................    2,315         269         108
                                                                 ----------  ----------  ---------------
                                                                   65,233      61,039      86,682
STOCKHOLDERS' DEFICIENCY
 Preferred stock, $.01 par value, authorized shares
 --1,000,000;
  outstanding shares -- none                                           --          --          --
 Common stock, $.01 par value; authorized shares --
  50,000,000; issued shares -- 18,975,031 at June 30, 1994,
  21,073,081 at June 30, 1995 and 21,108,641 at
  September 30, 1995 ...........................................      190         211         211
 Additional paid-in capital ....................................   40,226      49,353      49,479
 Deficit .......................................................  (52,550)    (80,463)    (80,870)
 Less: Treasury stock, at cost -- 622,700 shares ...............   (1,480)     (1,480)     (1,480)
                                                                 ----------  ----------  ---------------
   Total stockholders' deficiency ..............................  (13,614)    (32,379)    (32,660)
                                                                 ----------  ----------  ---------------
                                                                 $ 51,619    $ 28,660    $ 54,022
                                                                 ==========  ==========  ===============

         See accompanying notes to consolidated financial statements.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                         QUARTER ENDED
                                                FISCAL YEAR ENDED JUNE 30,               SEPTEMBER 30,
                                        ----------------------------------------  -------------------------
                                             1993          1994          1995          1994         1995
                                        ------------  ------------  ------------  ------------  -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
Net sales ............................. $   235,819   $   206,332   $   181,697   $    65,391   $    48,885
Cost of goods sold ....................     187,423       186,594       149,097        51,702        38,141
                                        ------------  ------------  ------------  ------------  -----------
Gross profit ..........................      48,396        19,738        32,600        13,689        10,744
Selling, general and administrative
 expenses .............................      57,410        55,400        44,794        12,200         9,764
Restructuring expenses ................          --         5,300         1,200         1,200            --
Unusual expenses ......................          --         1,900         8,333         7,833            --
                                        ------------  ------------  ------------  ------------  -----------
                                             (9,014)      (42,862)      (21,727)       (7,544)          980
Interest expense ......................      (2,322)       (3,439)       (5,976)       (1,350)       (1,419)
Other income (expense), net ...........         449          (190)           91            35           108
                                        ------------  ------------  ------------  ------------  -----------

Loss before provision for income taxes      (10,887)      (46,491)      (27,612)       (8,859)         (331)
Provision for income taxes ............         102           264           301            76            76
                                        ------------  ------------  ------------  ------------  -----------
Net loss .............................. $   (10,989)  $   (46,755)  $   (27,913)  $    (8,935)  $      (407)
                                        ============  ============  ============  ============  ===========
Net loss per share .................... $     (0.60)  $     (2.55)  $     (1.40)  $     (0.48)  $     (0.02)
                                        ============  ============  ============  ============  ===========
Weighted average number of common
 shares outstanding ...................  18,272,000    18,352,000    19,910,000    18,718,000    20,461,000
                                        ============  ============  ============  ============  ===========

         See accompanying notes to consolidated financial statements.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                   (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                     ADDITIONAL
                                 COMMON STOCK         PAID-IN
                           ----------------------     CAPITAL
                             NUMBER OF
                               SHARES      AMOUNT
                           ------------  --------
Balance at July 1, 1992  . 18,735,508    $187      $39,427
Net loss .................         --    --             --
Exercise of stock options     239,523    3             805
                           ------------  --------  ------------
Balance at June 30, 1993   18,975,031    190        40,232
Net loss .................         --    --             --
Restricted stock purchase
 and retirement -- net  ..         --    --             (6)
                           ------------  --------  ------------

Balance at June 30, 1994   18,975,031    190        40,226
Net loss .................         --    --             --
Exchange of notes for
 common stock ............  1,914,500    19          7,352
Issuance of warrants  ....         --    --          1,136
Exercise of stock options     183,550    2             639
                           ------------  --------  ------------
Balance at June 30, 1995   21,073,081    211        49,353
Net loss (unaudited)  ....         --    --             --
Exercise of stock options
 (unaudited) .............     35,560    --            126
Balance at
 September 30, 1995
  (unaudited) ............ 21,108,641    $211      $49,479
                           ============  ========  ============

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                             RETAINED
                             EARNINGS       TREASURY STOCK
                             (DEFICIT)             ----------------------
                             NUMBER OF
                              SHARES                  AMOUNT      TOTAL
                           -----------  ---------  ----------
Balance at July 1, 1992  . $  5,194     622,700    $(1,480)    $ 43,328
Net loss .................  (10,989)    --         --           (10,989)
Exercise of stock options        --     --         --               808
                           -----------  ---------  ----------  ----------
Balance at June 30, 1993     (5,795)    622,700    (1,480)       33,147
Net loss .................  (46,755)    --         --           (46,755)
Restricted stock purchase
 and retirement -- net  ..       --     --         --                (6)
                           -----------  ---------  ----------  ----------

Balance at June 30, 1994    (52,550)    622,700    (1,480)      (13,614)
Net loss .................  (27,913)    --         --           (27,913)
Exchange of notes for
 common stock ............       --     --         --             7,371
Issuance of warrants  ....       --     --         --             1,136
Exercise of stock options        --     --         --               641
                           -----------  ---------  ----------  ----------
Balance at June 30, 1995    (80,463)    622,700    (1,480)      (32,379)
Net loss (unaudited)  ....     (407)    --         --              (407)
Exercise of stock options
 (unaudited) .............       --     --         --               126
Balance at
 September 30, 1995
  (unaudited) ............ $(80,870)    622,700    $(1,480)    $(32,660)
                           ===========  =========  ==========  ==========

         See accompanying notes to consolidated financial statements.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                                      QUARTER ENDED
                                                   YEAR ENDED JUNE 30,                SEPTEMBER 30,
                                         -------------------------------------  ------------------------
                                             1993         1994         1995         1994         1995
                                         -----------  -----------  -----------  -----------  -----------
                                                                                 (UNAUDITED)  (UNAUDITED)
Operating Activities
 Net loss .............................. $(10,989)    $(46,755)    $(27,913)    $ (8,935)    $   (407)
 Adjustments to reconcile net loss to
  net cash used in operating
 activities:
  Depreciation and amortization  .......    1,553        2,485        1,305          158          284
  Loss on disposal of fixed assets  ....       --        1,192          358           --           --
  (Recovery of) provision for losses
   on accounts receivable ..............      (25)         117          225           45           45
  Non-cash interest expense ............       --        2,436        3,584          736          612
 Changes in operating assets and
  liabilities:
  Accounts receivable ..................    2,764       12,688        9,886      (16,654)     (20,424)
  Inventories ..........................  (26,097)      20,471        9,300        1,599       (5,880)
  Prepaid expenses and other assets  ...   (2,655)       2,094        2,278        1,503          550
  Accounts payable .....................    4,588       (5,199)      (1,368)       5,029        8,505
  Accrued expenses .....................    1,808        1,372       (1,161)         281           19
  Accrued restructuring expenses  ......       --        4,079       (1,275)         712       (1,102)
                                         -----------  -----------  -----------  -----------  -----------
Net Cash Used In Operating Activities  .  (29,053)      (5,020)      (4,781)     (15,526)     (17,798)
Investing Activities
 Purchases of fixed assets, net  .......   (2,275)      (1,357)        (443)           9         (138)
                                         -----------  -----------  -----------  -----------  -----------
Net Cash Used In Investing Activities  .   (2,275)      (1,357)        (443)           9         (138)
Financing Activities
 Net proceeds (repayments) from
  short-term bank borrowings ...........   14,881        6,234       (2,417)       8,843       17,609
 Principal payments on subordinated
  promissory notes .....................   (7,377)        (750)        (250)        (250)          --
 Proceeds from issuance of
  subordinated promissory notes ........       --           --        7,200        7,200           --
 Purchase and retirement of restricted
  stock ................................       --           (6)          --           --           --
 Net proceeds from exercise of options        808           --          641           54          126
                                         -----------  -----------  -----------  -----------  -----------
Net Cash Provided By Financing
 Activities ............................    8,312        5,478        5,174       15,847       17,735
                                         -----------  -----------  -----------  -----------  -----------

(Decrease) Increase In Cash And Cash
 Equivalents ...........................  (23,016)        (899)         (50)         330         (201)
Cash and Cash Equivalents, Beginning of
 Period ................................   24,383        1,367          468          468          418
                                         -----------  -----------  -----------  -----------  -----------
Cash and Cash Equivalents, End of
 Period ................................ $   1,367    $     468    $     418    $    798     $    217
                                         ===========  ===========  ===========  ===========  ===========
Cash paid for:
 Taxes .................................      308           61            7            5           11
 Interest ..............................    1,896        1,413        2,283          575          888
Supplemental schedule of non-cash
 financing activities:
  Exchange of subordinated   promissory
 notes for common   stock ..............       --           --        7,200        7,200           --
  Issuance of warrants for credit
   support by principal stockholder  ...       --           --        1,136           --           --

         See accompanying notes to consolidated financial statements.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION AS OF AND FOR THE QUARTERS ENDED SEPTEMBER 30, 1994 AND 1995 IS
                                  UNAUDITED)

1. BUSINESS

Bernard Chaus, Inc. (the Company), designs, arranges for the manufacture of and markets an extensive range of women's career and casual sportswear and dresses which are marketed principally under the CHAUS(Registered Trademark) and CHAUS SPORT(Registered Trademark) trademarks. The Company's products are sold nationwide through department store chains, specialty retailers and other retail outlets.

In the latter part of fiscal 1994, the Company initiated a restructuring plan which entailed several initiatives to improve its financial position. These initiatives included, among other things, a $7.2 million cash infusion from Josephine Chaus to fund the costs associated with hiring Andrew Grossman as its new Chief Executive Officer, negotiation of a new three year bank financing agreement (the Amended Financing Agreement--see Note 6) with BNY Financial Corporation (BNYF), a wholly owned subsidiary of The Bank of New York, expiring in February 1998, overhead reductions, centralization of certain functions, closing of selected outlet stores, and a reduction in inventory levels.

In conjunction with the Amended Financing Agreement, Josephine Chaus provided BNYF with collateral in the form of a $10 million letter of credit (the Letter of Credit) which expires on January 31, 1996, and a $5 million personal guarantee (the Guarantee) for the duration of the Amended Financing Agreement. In September 1995, Ms. Chaus also provided the Company with an option to extend the Letter of Credit until July 31, 1996 (see Note 6).

During fiscal 1995, operating expenses were reduced by $10.6 million and inventories were reduced by $9.3 million. The Company closed four outlet stores in the first quarter of fiscal 1996, and plans to close five additional outlet stores during the remainder of fiscal 1996. Additionally, the Company has announced its intentions to raise equity capital, a portion of which will be used to finance the working capital needs of its Nautica product line (see Note 11).

The Company's business plan requires the availability of sufficient cash flow and borrowing capacity to finance its existing product lines and the development and marketing of its new licensed Nautica lines. The Company expects to satisfy such requirements through cash flow from operations, its line of credit under the Amended Financing Agreement, the proceeds of the proposed equity offering (see Note 11), and, in the near term, continued credit support from Josephine Chaus. The Company will seek to satisfy its operating requirements without utilizing credit support from Ms. Chaus, although there can be no assurance that it will be successful in doing so. The Company has no understanding with Ms. Chaus pursuant to which she would extend the Letter of Credit beyond July 31, 1996.

Although there can be no assurance that the plans set forth above will provide the Company with adequate resources, the Company believes that these initiatives will have a positive impact on future operating results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Material intercompany accounts and transactions have been eliminated.

Interim Financial Information:

The unaudited consolidated financial statements as of September 30, 1995 and for the quarters ended September 30, 1994 and 1995 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for an interim period are not necessarily indicative of the results that may be expected for an entire fiscal year or any other period.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Information as of and for the quarters ended September 30, 1994 and 1995 is unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Net Loss Per Share:

Net loss per share has been computed by dividing the applicable net loss by the weighted average number of common shares outstanding during the period. Common equivalent shares were not included as their inclusion would have been antidilutive.

Revenue Recognition:

Revenues are recorded at the time merchandise is shipped, and with regard to the outlet stores, at the time when goods are sold to the customer.

Credit Terms:

The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses. At June 30, 1994 and 1995, approximately 41.5% and 44.7%, respectively, of the Company's accounts receivable balances were due from department store customers owned by three single corporate entities. Sales to these three entities comprised approximately 13%, 17%, and 9%, respectively, of the Company's net sales for fiscal 1993, approximately 16%, 14% and 9%, respectively, of the Company's net sales for fiscal 1994, and approximately 23%, 13% and 7%, respectively, of the Company's net sales for fiscal 1995.

Cash Equivalents:

Cash equivalents are short-term, highly liquid investments purchased with an original maturity of three months or less.

Inventories:

Inventories are stated at the lower of cost, using the first-in, first-out method, or market.

Fixed Assets:

Furniture and equipment are depreciated principally using the straight-line method over eight years. Leasehold improvements are amortized using the straight-line method over either the term of the lease or the estimated useful life of the improvement, whichever period is shorter. Computer software is depreciated using the straight-line method over three years.

Foreign Currency Transactions:

The Company negotiates substantially all of its purchase orders with foreign manufacturers in United States dollars. The Company considers the United States dollar to be the functional currency of its overseas subsidiaries. All foreign currency gains and losses are recorded in the Consolidated Statement of Operations.

Employee Benefits:

The Company does not typically provide post-employment benefits to its employees. Accordingly, Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" has no material effect on the Company's financial statements.

Income Taxes:

Effective July 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (Statement 109). Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Information as of and for the quarters ended September 30, 1994 and 1995 is unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to enter into the determination of taxable income (loss). Prior to the adoption of Statement 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expenses that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. As permitted by Statement 109, the Company has elected not to restate the financial statements of any prior years. There was no effect of adopting this change.

Reclassifications:

Certain reclassifications were made to the prior periods' financial statements to conform to the current periods' presentation.

3. INVENTORIES

Inventories consist of:

                    JUNE 30,    JUNE 30,
                      1994        1995
                  ----------  ----------
                       (IN THOUSANDS)
Finished goods  . $25,075     $13,248
Work-in-process       124       2,034
Raw materials  ..     304         921
                  ----------  ----------
                  $25,503     $16,203
                  ==========  ==========

Inventories include merchandise in transit (principally finished goods) of approximately $11.2 million at June 30, 1994 and $4.8 million at June 30, 1995, and $8.4 million at September 30, 1995.

4. FIXED ASSETS

Fixed assets at cost, net of accumulated depreciation and amortization, consist of:

                                 JUNE 30,    JUNE 30,
                                   1994        1995
                               ----------  ----------
                                    (IN THOUSANDS)
Furniture and equipment  ..... $12,121     $11,878
Leasehold improvements .......   9,303       8,251
                               ----------  ----------
                                21,424      20,129
Less accumulated depreciation
 and amortization ............  17,812      17,737
                               ----------  ----------
                               $ 3,612     $ 2,392
                               ==========  ==========

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Information as of and for the quarters ended September 30, 1994 and 1995 is unaudited)

5. INCOME TAXES

Significant components of the Company's net deferred tax assets are as follows:

                                                       JUNE 30,    JUNE 30,
                                                         1994        1995
                                                     ----------  ----------
                                                          (IN THOUSANDS)
Deferred tax assets:
 Net operating loss carryforwards .................. $ 17,800    $ 25,700
 Costs capitalized to inventory for tax purposes  ..    1,300       1,200
 Accrued interest, subordinated debt/warrants  .....    1,000       2,400
 Book over tax depreciation ........................    1,600       2,100
 Sales allowances not currently deductible  ........    2,600       2,200
 Reserves and other items not currently deductible        700         600
                                                     ----------  ----------
                                                       25,000      34,200
 Valuation allowance for deferred tax assets  ......  (25,000)    (34,200)
                                                     ----------  ----------
 Net deferred tax asset ............................ $       0   $       0
                                                     ==========  ==========

There was a change in the valuation allowance for the year ended June 30, 1995 of $9.2 million.

                                             FISCAL YEAR ENDED JUNE 30,
                                        -----------------------------------
                                            1993        1994         1995
                                        ----------  -----------  ----------
                                                   (IN THOUSANDS)
Benefit for federal income taxes
 at the statutory rate of 34.5% in
 1993
 and 35.0% in 1994 and 1995 ........... ($3,756)    ($16,272)    ($9,665)
State and local income taxes ..........
 net of federal tax benefit ...........    102          264         301
Executive compensation in excess of
 amount deductible for tax purposes  ..     --           --       2,100
Other .................................     --           --          35
Effect of unrecognized tax loss
 carryforwards ........................  3,756       16,272       7,530
                                        ----------  -----------  ----------
Provision for income taxes ............ $   102     $    264     $   301
                                        ==========  ===========  ==========


At June 30, 1995, the Company has a federal net operating loss carryforward for income tax purposes of approximately $60 million, which will expire between 2006 and 2010.

6. FINANCIAL AGREEMENTS


An amended and restated financing agreement with BNYF, originally entered into in July, 1991, amended and restated effective as of February 21, 1995, and further amended effective as of September 28, 1995 (the "Amended Financing Agreement") provides the Company with a $60 million credit facility for letters of credit and direct borrowings, with a sublimit for loans and advances of $40 million ($47 million for the period from October 1, 1995 through November 30, 1995). At June 30, 1995 and September 30, 1995, the Company was in an overadvance position of approximately $5.3 million and $5.9 million, respectively, with BNYF permitting overadvances up to $6.0 million at each date. The amount of financing available is based upon a formula incorporating eligible receivables and inventory, cash balances, other collateral, and permitted overadvances, all as defined in the Amended Financing Agreement. The Amended Financing Agreement is collateralized by substantially all of the Company's assets, including accounts receivable and inventory.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Information as of and for the quarters ended September 30, 1994 and 1995 is unaudited)

6. FINANCIAL AGREEMENTS

 Interest on direct borrowings is payable monthly at an annual rate equal to the higher of (i) The Bank of New York's prime rate (9.0% at June 30, 1995 and 8.75% at September 30, 1995) plus 0.5% (The Bank of New York prime rate plus 1.5% in the event the Company's overadvance position exceeds the allowable overadvances) or (ii) the Federal Funds Rate in effect plus 1% (Federal Funds Rate plus 2% in the event the Company's overadvance position exceeds the allowable overadvances). There is a commitment fee of 0.375% of the unused portion of the line, payable monthly, and letter of credit fees equal to 0.125% of the outstanding letter of credit balance, payable monthly. The Amended Financing Agreement requires the payment of a due diligence and facility fee aggregating $0.6 million. In addition, the Amended Financing Agreement provides for the payment of minimum service charges of $0.5 million per annum. The Company may terminate the Amended Financing Agreement upon 90 days' prior written notice at any time, subject to termination fees. BNYF may terminate after February 21, 1998, upon 60 days' written notice to the Company. The weighted average interest rate was 6.5%, 6.7% and 8.9% for the years ended June 30, 1993, 1994 and 1995, respectively.

The Amended Financing Agreement contains covenants relative to minimum levels of working capital and net worth and a cap on personal property leases. The Company is also prohibited from declaring or paying dividends, or making other distributions on its capital stock, with certain exceptions. During the first, second and fourth quarters of fiscal year 1995, the Company was not in compliance with certain financial covenants. BNYF has waived such noncompliance.

As part of the renegotiation (see Note 7), in February 1995 Josephine Chaus increased the Letter of Credit from $7.2 million to $10 million and extended its term from April 15, 1995 to October 31, 1995 (the February Increase/Extension) and has, in September 1995, further extended its term to January 31, 1996 (the September Extension) and, in October 1995, provided the Company with an option to further extend the Letter of Credit to July 31, 1996. Additionally, Ms. Chaus provided BNYF with the Guarantee. In consideration for these actions, a Special Committee of the Company's Board of Directors (the Special Committee) has authorized the issuance of warrants (the 1995 Warrants) consisting of (a) warrants to purchase 815,000 shares of the Company's Common Stock (the February Increase Warrants) at an exercise price of $4.05 per share, (b) warrants to purchase 535,000 shares of the Company's common stock (the Guarantee Warrants) at an exercise price of $4.05 per share and (c) warrants to purchase 230,000 shares of the Company's common stock (the September Extension Warrants) at an exercise price of $6.75 per share. The exercise prices of the February Increase Warrants and the Guarantee Warrants are equal to 120% of the closing price of the Company's Common Stock on the New York Stock Exchange (the NYSE) on May 17, 1995, the day immediately preceding the date when the Special Committee approved the issuance of such warrants; and the exercise price of the September Extension Warrants is equal to 120% of the closing price of the Company's Common Stock on the NYSE on September 14, 1995, the date when the Special Committee approved the September Extension Warrants. The 1995 Warrants are subject to stockholder approval and receipt of an opinion from a nationally recognized investment banking firm that the terms of the 1995 Warrants are commercially reasonable. The Guarantee Warrants reflect compensation for the provision of the Guarantee only through October 31, 1995; thereafter, for each three month period of the Guarantee, Ms. Chaus will receive cash compensation of $50,000.

The 1995 Warrants will be exercisable for five years from the date of issuance and will be (in the case of the February Increase Warrants and the Guarantee Warrants, but not the September Extension Warrants) fully transferable. In addition, the Company has borne all out-of-pocket expenses incurred by Josephine Chaus in providing the credit support, which thereby reduced the number of warrants received by her accordingly. Josephine Chaus will forfeit a pro rata portion of the February Increase Warrants and/or Guarantee Warrants if the Letter of Credit and/or the Guarantee, as applicable, is terminated before

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Information as of and for the quarters ended September 30, 1994 and 1995 is unaudited)

6. FINANCIAL AGREEMENTS

October 31, 1995; and will forfeit a pro rata portion of the September Extension Warrants if the Letter of Credit is terminated before January 31, 1996.

Josephine Chaus possesses the power to vote more than 50% of the outstanding shares of Common Stock. Consequently, the affirmative vote of Josephine Chaus for the issuance of the 1995 Warrants to her is sufficient to approve such issuance without the vote of any other stockholders. Josephine Chaus has advised the Company that she intends to vote all of her shares in favor of such issuance. As a result, the Company has recorded a charge to interest expense with a corresponding increase to additional paid-in capital of $0.5 million for the issuance of the February Increase Warrants and the Guarantee Warrants during the fourth quarter of fiscal 1995 and will reflect a charge for the issuance of the September Extension Warrants during fiscal 1996. Additionally, in consideration for credit support provided to the Company in connection with the prior financing agreement with the BNYF, Josephine Chaus was granted 1,216,500 warrants (the 1994 Warrants) exercisable through November 22, 1999 at prices ranging between $2.25 to $4.62 per share. The value of the 1994 Warrants has been included as a charge to interest expense ($0.7 million) during fiscal 1995 with a corresponding increase to paid-in capital.

In June 1995, the Company and a major trading company entered into a sales and financing agreement (the S&F Agreement) which provided the Company with additional financing to purchase its products. Either party may terminate the S&F Agreement upon 30 days' written notice to the other party.

7. SUBORDINATED PROMISSORY NOTES

The Company has outstanding at June 30, 1995, $21.1 million of subordinated promissory notes payable to Josephine Chaus certain of which were originally issued on June 30, 1986 and the remainder of which were issued in February and March 1991 (the "Subordinated Notes"). The Company has been prohibited from making payments of principal or interest on the Subordinated Notes since 1993 (with the exception of principal payments of approximately $0.5 million, $0.3 million and $0.3 million in November 1993, February 1994 and August 1994, respectively) as a result of restrictive covenants under the prior financing agreement and the Amended Financing Agreement. In September 1995, Josephine Chaus extended the maturity date on all of the Subordinated Notes (which were to mature on April 1, 1996) to July 1, 1996. In connection with the proposed equity offering (see Note 11), Ms. Chaus subsequently agreed (on October 9, 1995) to extend the maturity date of the Subordinated Notes to July 1, 1998, subject to the consummation of such offering, and agreed (on October 27, 1995) to extend the maturity date of the Subordinated Notes to October 1, 1996 if such offering is not consummated.

In September 1994, Josephine Chaus loaned $7.2 million to the Company in exchange for subordinated promissory notes bearing interest at 12% per annum. Proceeds of such cash infusion were used for costs and associated expenses related to the signing of the Company's new chief executive officer. In November 1994, in order to provide additional equity to the Company, to enhance the Company's balance sheet and to accommodate BNYF, subject to stockholder approval Josephine Chaus agreed, at the request of the Special Committee, to exchange such notes for shares of Common Stock of the Company on terms determined by a Special Committee of the Board of Directors. In November 1994, following stockholder approval, Josephine Chaus exchanged such notes, including accrued interest thereon ($0.2 million), for 1,914,500 shares of Common Stock (based upon a purchase price of $3.85 per share). The purchase price was determined by the Special Committee and the purchase was approved by the Company's stockholders at the November 22, 1994 Annual Meeting of Stockholders.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Information as of and for the quarters ended September 30, 1994 and 1995 is unaudited)

8. EMPLOYEE BENEFIT PLANS

Pension Plan:

Pursuant to a collective bargaining agreement, all of the Company's union employees are covered by a defined benefit pension plan. Pension expense amounted to approximately $28,000, $61,000 and $53,000 in fiscal 1993, 1994 and 1995, respectively. As of December 31, 1994, the actuarial present value of the accumulated vested and non-vested plan benefits amounted to $0.4 million and net assets available for benefits amounted to $0.3 million. Actuarial assumptions related to weighted average interest rate and weighted average rate of return were 8.25% and 8.5%, respectively, for fiscal 1993, and 8.0% and 8.5%, respectively, for both fiscal 1994 and 1995.

Savings Plan:

The Company has a savings plan (the Savings Plan) under which eligible employees may contribute a percentage of their compensation and the Company (subject to certain limitations) will match 50% of the employee's contribution. Company contributions will be invested half in the Common Stock of the Company and half in investment funds selected by the participant and are subject to vesting provisions of the Savings Plan. Expense under the Savings Plan was approximately $0.3 million, $0.3 million and $0.2 million in fiscal 1993, 1994, and 1995, respectively. An aggregate of 100,000 shares of Common Stock has been reserved for issuance under the Savings Plan.

Incentive Award Plan:

The Company maintains an incentive award plan (the Award Plan) pursuant to which eligible participants may be awarded bonuses if net earnings of the Company reach a predetermined level. No compensation has been awarded under the Award Plan in the fiscal years ended June 30, 1993, 1994 and 1995.

Restricted Stock Plan:

In November 1987, the Company's stockholders approved the adoption of a restricted stock plan (the Restricted Plan). Pursuant to the Restricted Plan, 250,000 restricted shares of the Company's Common Stock were reserved for allocation to key employees of the Company. The restrictions on the shares terminate as to 25 percent of such shares on each anniversary of their date of allocation. As of June 30, 1995, no restricted shares have been granted under this plan.

Stock Option Plan:

Pursuant to the Stock Option Plan (the Stock Option Plan), the Company may grant to eligible individuals incentive stock options, as defined in the Internal Revenue Code, and non-incentive stock options. At the annual meeting of stockholders in November 1993, the stockholders approved the increase in the number of shares of Common Stock with respect to which options may be granted from 1,500,000 shares to 2,500,000 shares. No stock options may be granted subsequent to 1996 and the exercise price may not be less than 100% of the fair market value on the date of grant for incentive stock options and 85% of the fair market value on the date of grant for non-incentive stock options.

Grossman Option Plan:

At the annual stockholders meeting in November 1994, the stockholders approved the issuance of options for the Company's new Chief Executive Officer (the Grossman Option Plan) to purchase 3,000,000 shares of common stock. Of this amount, 1,500,000 options were granted in September 1994 (and included in the following table), and the balance were granted in September 1995 in connection with the extension of the term of his employment agreement.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Information as of and for the quarters ended September 30, 1994 and 1995 is unaudited)

8. EMPLOYEE BENEFIT PLANS

                                         NON-INCENTIVE
                                         STOCK OPTIONS
                                 ----------------------------
                                   NUMBER OF   EXERCISE PRICE
                                    SHARES          RANGE
                                 -----------  ---------------
                                              $2.375 --
Outstanding at June 30, 1992  .. 1,286,108    $6.500
                                              $2.875 --
Options granted in fiscal 1993      86,906    $9.375
                                              $4.250 --
Options canceled ...............   (21,027)   $5.375
                                              $2.375 --
Options exercised ..............  (239,523)   $6.500
                                 -----------
                                              $2.375 --
Outstanding at June 30, 1993  .. 1,112,464    $9.375
                                              $1.875 --
Options granted in fiscal 1994     630,000    $4.750
                                              $2.875 --
Options canceled ...............  (323,316)   $6.500
                                 -----------
                                              $1.875 --
Outstanding at June 30, 1994  .. 1,419,148    $9.375
                                              $2.250 --
Options granted in fiscal 1995   2,186,688    $4.750
                                              $2.000 --
Options canceled ...............  (555,428)   $9.375
                                              $2.000 --
Options exercised ..............  (183,550)   $4.750
                                 -----------
                                              $1.875 --
Outstanding at June 30, 1995  .. 2,866,858    $4.875
                                 ===========  ===============


The stock options become exercisable in annual 20% to 25% increments commencing one year after issuance. As of June 30, 1995 options to purchase approximately 573,000 shares were exercisable.

At June 30, 1995, a total of approximately 5,363,000 shares of Common Stock were reserved for issuance under the Stock Option, Savings and Grossman Option Plans.

9. RESTRUCTURING AND UNUSUAL EXPENSES

Relative to the restructuring program discussed in Note 1, during the first fiscal quarter of 1995 the Company recorded restructuring expenses of $1.2 million. These costs primarily related to employee severance as the Company continued to reduce overhead costs.

In January 1995, the Company signed favorable early termination agreements with the landlords of certain outlet stores, for which the Company had previously provided a reserve as part of its restructuring expenses at June 30, 1994. As a result, the Company was able to reduce its restructuring expenses by approximately $1.3 million. The benefit of this reduction was offset, however, by certain additional expenses provided by the Company related to its retail and overseas operations.

In fiscal 1994, the Company recorded restructuring expenses of $5.3 million. These expenses included $2.1 million for closing selected outlet stores, $2.5 million for the consolidation and closing of office and warehouse space and $0.7 million for employee severance.

During the first fiscal quarter of 1995, the Company recorded unusual expenses of $7.8 million primarily related to costs associated with the signing of the Company's new Chief Executive Officer. In the fourth quarter of fiscal 1995, the Company recorded an additional $0.5 million related to certain legal matters. During the fourth quarter of fiscal 1994, the Company recorded $1.9 million of unusual expense consisting primarily of expenses arising from the abandonment of fixed assets, certain legal matters and the winding down of the Company's Canadian joint venture.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Information as of and for the quarters ended September 30, 1994 and 1995 is unaudited)

10. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

a. Lease Obligations:

The Company leases showroom, distribution and office facilities, retail outlet facilities and equipment under various noncancellable operating lease agreements which expire through 2005. Rental expense for the years ended June 30, 1993, 1994 and 1995 was approximately $8.1 million, $11.2 million (approximately $3.7 million of which is included in restructuring expenses) and $7.0 million, respectively.

The minimum aggregate rental commitments at June 30, 1995 are as follows (in thousands):

 Fiscal year ending:
 1996 .............. $ 5,512
 1997 ..............   2,644
 1998 ..............   1,362
 1999 ..............   1,116
 2000 ..............     870
Subsequent to 2000     1,558
                     --------
                     $13,062
                     ========

b. Letters of Credit:

The Company is contingently liable under letters of credit issued by banks to cover contractual commitments for merchandise purchases of approximately $11.0 million at June 30, 1995.

c. Litigation:

By order dated September 1, 1992, Federal Judge Shirley Wohl Kram dismissed with prejudice as time-barred the Amended Complaint against the Company and others, in the previously reported consolidated class actions entitled Phifer
v. Chaus et al., Goldschlack v. Chaus et al., Susman v. Chaus et al. and I. Bibcoff Inc. Pension Trust Fund v. Chaus et al. In such actions, claims were asserted against the Company and others, including the Company's lead underwriters, for alleged misstatements and omissions contained in the Company's July 1986 Prospectus delivered in connection with the Company's initial public offering (the 1986 Offering) and its 1986 and 1987 Annual Reports. Plaintiffs's attorneys filed a notice of appeal, which they subsequently withdrew subject to the right to restore the appeal by January 8, 1993. No such appeal was made and the action was automatically deemed dismissed with prejudice.

On April 19, 1993, a Class Action Complaint was filed in the Superior Court of New Jersey, Hudson County, against the Company and others, including the lead underwriter of the 1986 Offering, alleging common law fraud and negligent misrepresentation in the sale of the Company's stock in the 1986 Offering, allegations that are substantially similar to the claims that were dismissed with prejudice in the federal court. One of the plaintiffs from the federal action was originally a party in this action in state court. On June 18, 1993, the Company received by mail, a copy of Jury Demand Class Action in the Superior Court of New Jersey, Hudson County, entitled Theodore M. Wietecha and Lisa A. Phifer v. Bernard Chaus, Inc. et al. The complaint was amended in September 1993 to delete Lisa Phifer as a plaintiff. On May 27, 1994, the Company moved to dismiss the complaint and/or to deny or limit class status. In a decision rendered in November, 1994, the Superior Court denied the plaintiff's motion for the class certification and dismissed all claims against the director defendants (Josephine Chaus and the Estate of Bernard Chaus) and all claims not based upon actual reliance.

With the denial of class certification, absent a successful appeal, the plaintiff's claims would not have a material adverse affect on the Company. In any event, management believes, based on the advice of counsel, that such action is without merit.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Information as of and for the quarters ended September 30, 1994 and 1995 is unaudited)

10. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

 A claim for indemnification was asserted by the Company's former underwriters against the Company in connection with the 1986 Offering. The indemnification claim demanded repayment of legal fees and expenses incurred by such underwriters in connection with the consolidated class actions entitled Phifer v. Chaus, et al. On October 31, 1995, an agreement in principle was reached to settle this claim, with no material effect on the Company's financial condition or results of operations.

The Company is also involved in various other legal proceedings arising out of the conduct of its business. The Company believes that the eventual outcome of the proceedings referred to above will not have a material adverse effect on the Company's financial condition or results of operations.

d. Employment Agreement:


The Company has entered into a number of employment agreements with various senior executives, certain of which include termination payment provisions. In addition to his $1 million salary, Mr. Grossman is entitled to a bonus equal to 5% of the Company's annual net profits, as defined, for the duration of his agreement, which expires in 2004. In the event that Mr. Grossman's employment is terminated following a change in control, Mr. Grossman is to receive a lump sum payment equal to the aggregate annual salary (discounted to present value) that he would have received had his employment agreement not been terminated. The Company's remaining aggregate minimum commitments at June 30, 1995 (including the extension of Mr. Grossman's employment agreement to 2004) under such employment agreements were approximately $11.0 million, payable through 2004.


11. SUBSEQUENT EVENTS

In September 1995, the Company entered into the Nautica License Agreement under which the Company will have an exclusive license to manufacture, market, distribute and sell licensed product for women under the Nautica(Registered Trademark) brand name in the United States and Puerto Rico. The Company's licensed Nautica product line will be distributed in major department and specialty stores, at "better" to "bridge" price points in Nautica designed in-store shops. Nautica has developed significant brand-name recognition with its men's apparel lines. This relationship will provide the Company with exposure to "better" to "bridge" departments, while creating an alliance with a leading company in the apparel industry. The Company expects to make the first sales of its licensed Nautica products during the first quarter of fiscal 1997. The Company's license from Nautica is limited to women's sportswear collections including coordinating knits, blouses, wovens, sweaters, pants, skirts, jackets, and outerwear and sportswear dresses bearing the Nautica brand names and marks. The Company's license from Nautica excludes business dresses, suits, coats and raincoats that are not part of a sportswear collection. The license also excludes shoes, scarves, socks, stockings or accessories for ladies bearing the Nautica brand names and marks.

The initial term of the Nautica License Agreement runs through December 31, 1999, and is thereafter renewable for up to two periods of three years each, provided that certain conditions are met (including the successful attainment of certain sales targets and the requirement that Andrew Grossman continue in his position as Chief Executive Officer during the term of the Nautica License Agreement). Under the Nautica License Agreement, the Company is obligated to raise at least $10.0 million in equity capital by December 31, 1995, and to devote at least $7.0 million to the fulfillment of its obligations under the Nautica License Agreement. The Company's obligations also include minimum royalty and advertising payments and the construction of a separate showroom for the display of the Company's licensed Nautica products. Under the Nautica License Agreement, the Company intends to dedicate a full operational merchandising and retail development group to its licensed Nautica product line.

Pursuant to the terms of the Nautica License Agreement, the Company has granted Nautica a ten-year option to purchase up to 150,000 shares of the Company's Common Stock at a purchase price of $5.00 per share (the closing price of the Common Stock on the NYSE on September 6, 1995, the date the Company entered into the Nautica License Agreement).

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Information as of and for the quarters ended September 30, 1994 and 1995 is unaudited)

11. SUBSEQUENT EVENTS

 The Company filed a Registration Statement with the Securities and Exchange Commission on October 10, 1995 with respect to an equity offering of 5,000,000 shares of Common Stock. Proceeds of the offering will be used to satisfy the Nautica License Agreement's requirements and to support the growth of the Company's existing Chaus product lines.

                                [PHOTOGRAPHS]

   No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                              TABLE OF CONTENTS

                                                   PAGE
                                                --------
Prospectus Summary ............................ 3
Risk Factors .................................. 6
Use of Proceeds ............................... 11
Price Range of Common Stock
 and Dividend Policy .......................... 11
Capitalization ................................ 12
Dilution ...................................... 13
Selected Consolidated Financial Data  ......... 14
Management's Discussion and Analysis of
 Financial Condition and Results of Operations  15
Business ...................................... 21
Management .................................... 30
Principal Stockholders ........................ 38
Certain Transactions .......................... 39
Description of Capital Stock .................. 40
Shares Eligible for Future Sale ............... 41
Underwriting .................................. 42
Legal Matters ................................. 43
Experts ....................................... 43
Available Information ......................... 43
Incorporation of Certain Documents by
 Reference .................................... 44
Index to Consolidated Financial Statements  ... F-1


                               5,000,000 SHARES

                                 COMMON STOCK



                             [BERNARD CHAUS LOGO]



                                  PROSPECTUS

                               NOVEMBER  , 1995


                               LEHMAN BROTHERS

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The expenses incurred by the Company in connection with this offering are:

SEC registration fee ......... $  9,914
NASD filing fees .............    3,375
Accounting fees and expenses*   190,000
Legal fees and expenses*  ....  170,000
Printing costs* ..............  125,000
Blue sky fees and expenses*  .   25,000
Transfer agent's fees* .......    5,000
Miscellaneous* ...............   21,711
                               ---------
                               $550,000
                               =========

   * Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Sections 722 and 726 of the New York Business Corporation Law (the "BCL") grant the Company broad powers to indemnify and insure its directors and officers against liabilities they may incur in such capacities. In accordance therewith, the Company's Certificate of Incorporation (the "Charter") and by-laws provide for the fullest indemnification of an officer or director of the Company under the BCL. The Charter also eliminates liability for monetary damages for any breach of directors' duty to the Company and its stockholders, provided that such breach does not result from (a) (i) an act or omission in bad faith, (ii) intentional misconduct or (iii) a knowing violation of law, (b) a transaction from which a director derived a personal benefit or financial gain to which the director was not entitled, or (c) the approval of dividends, stock repurchases, asset distributions or loans to directors in violation of the BCL.

   The Company has entered into agreements with its directors and certain of its officers that require the Company to indemnify such persons against expenses, including attorneys' fees, judgments, fines, settlements and other amounts incurred directly or indirectly in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person served as a director or officer of the Company or any of its affiliated enterprises, provided that such indemnification is consistent with the BCL. The agreements also require the Company to carry directors' and officers' liability insurance for as long as such person serves in a capacity that exposes such person to liability unless and until the Company's Board of Directors decides that the cost of the insurance does not justify the benefit. The Company has purchased such directors' and officers' liability insurance covering certain liabilities which may be incurred by its directors and officers in the performance of their services for the Company.

16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


                                                                                                       SEQUENTIALLY
  EXHIBIT NO.                                                                                         NUMBERED PAGE
---------------  ---------------------------------------------------------------------------------  ----------------
**1              Form of Underwriting Agreement.
3.1              Restated Certificate of Incorporation (the "Restated Certificate") of the Company
                 (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement
                 on Form S-1, Registration No. 33-5954 (the "1986 Registration Statement").
*3.11            Amendment dated November 18, 1987 to the Restated Certificate.

                                                                                                       SEQUENTIALLY
  EXHIBIT NO.                                                                                         NUMBERED PAGE
---------------  ---------------------------------------------------------------------------------  ----------------
*3.12            Form of Amendment to be dated November 15, 1995 to the Restated Certificate.
3.2              By-Laws of the Company, as amended (incorporated by reference to Exhibit 3.1 of the Company's Form 10-Q for the quarter ended December 31, 1987).
3.3              Amendment dated September 13, 1994 to By-Laws (incorporated by reference to
                 Exhibit 10.105 of the Company's Form 10-Q for the quarter ended September 30,
                 1994).
*5               Opinion of Shereff, Friedman, Hoffman & Goodman, LLP, with respect to legality of shares being issued.
10.1             Restricted Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the
                 Company's Form 10-K for the year ended June 30, 1987 (the "1987 Form 10-K")).
10.2             1986 Stock Option Plan, as amended and restated as of January 1, 1987 (the "1986
                 Stock Option Plan") (incorporated by reference to Exhibit 10.2 of the Company's
                 Form 10-K for the year ended July 1, 1989 (the "1989 Form 10-K")).
10.3             Amendment No. 1 to the 1986 Stock Option Plan (incorporated by reference to
                 Exhibit 10.3 of the 1989 Form 10-K).
10.4             Incentive Award Plan (incorporated by reference to Exhibit 10.6 of the 1986
                 Registration Statement).
10.5             Agreement, dated August 28, 1987, between Amalgamated Workers Union Local 88,
                 R.W.D.S.U., AFL-CIO and Company, and the Collective Bargaining Agreement, dated
                 September 1, 1984 related thereto (incorporated by reference to Exhibit 10.3 of the 1987 Form 10-K).
10.6             Agreement, dated September 1, 1990, between Amalgamated Workers . Union Local 88,
                 R.W.D.S.U., AFL-CIO and Company, and the Collective Bargaining Agreement, dated
                 September 1, 1984 related thereto (incorporated by reference to Exhibit 10.16 of the Company's Form 10-K for the year ended June 30, 1990).
10.7             Lease, dated January 29, 1987, between L.H. Charney Associates and the Company, of space at the Company's facility at 1410 Broadway, New York, New York
                 (incorporated by reference to Exhibit 10.19 of the 1987 Form 10-K).
10.8             Lease, dated July 27, 1987, between L. H. Charney Associates and the Company, of space at the Company's facility at 1410 Broadway, New York, New York
                 (incorporated by reference to Exhibit 10.23 of the Company's Form 10-K for the
                 year ended July 2, 1988 (the "1988 Form 10-K")).
10.9             Agreement dated December 3, 1990 among Bernard Chaus, Inc., Bernard Chaus,
                 Josephine Chaus and National Union Fire Insurance Company of Pittsburgh, Pa., the
                 Company's directors and officers liability carrier ((incorporated by reference to
                 Exhibit 10.31 of the Company's Form 10-Q for the quarter ended December 31,
                 1990).
10.10            Employment Agreement, dated July 1, 1991, between the Company and Josephine Chaus
                 (incorporated by reference to Exhibit 10.39 of the Company's Form 10-K for the
                 year ended June 30, 1991).

                                                                                                       SEQUENTIALLY
  EXHIBIT NO.                                                                                         NUMBERED PAGE
---------------  ---------------------------------------------------------------------------------  ----------------
10.11            Employment Agreement, dated November 4, 1991 between Michael Fieman and the
                 Company (incorporated by reference to Exhibit 10.60 of the Company's Form 10-K for the year ended June 30, 1992 (the "1992 Form 10-K")).
10.12            Employment Agreement, dated February 15, 1993 between Richard A. Baker and the
                 Company (incorporated by reference to Exhibit 10.71 of the Company's Form 10-K for the year ended June 30, 1993 (the "1993 Form 10-K")).
10.13            Employment Agreement, dated July 1, 1993 between Michael Root and the Company
                 (incorporated by reference to Exhibit 10.72 of the 1993 Form 10-K).
10.14            Employment Agreement dated June 3, 1994 between the Company and Wayne Miller
                 (incorporated by reference to Exhibit 10.89 of the Company's Form 10-K for the
                 year ended June 30, 1994 (the "1994 Form 10-K")).
10.15            Employment Agreement dated September 1, 1994 between the Company and Andrew
                 Grossman with Stock Option Agreement dated as of September 1, 1994 by and between the Company and Andrew Grossman (incorporated by reference to Exhibit 10.90 of the 1994 Form 10-K).
10.16            Settlement Agreement dated as of September 1994 among Nicole Eskenazi, the
                 Company and certain others (incorporated by reference to Exhibit 10.91 of the
                 1994 Form 10-K).
10.17            Severance agreement dated as of June 16, 1994 between the Company and Anthony M.
                 Pisano (incorporated by reference to Exhibit 10.92 of the 1994 Form 10-K).
10.18            Waiver dated September 23, 1993 to the Restated and Amended Financing Agreement
                 between the Company and BNY Financial Corporation (the "Financing Agreement")
                 effective July 1, 1992 (incorporated by reference to Exhibit 10.82 of the 1993
                 Form 10-K).
10.19            Waiver dated November 5, 1993 to the Financing Agreement (incorporated by reference to Exhibit 10.83 of the Company's Form 10-Q for the quarter ended
                 September 30, 1993).
10.20            Amendment, effective October 1, 1993, to the Financing Agreement (incorporated by reference to Exhibit 10-84 of the Company's Form 10-Q for the quarter ended
                 December 31, 1993 (the "December 1993 Form 10-Q")).
10.21            Waiver dated January 13, 1994 to the Financing Agreement (incorporated by reference to Exhibit 10.85 of the December 1993 Form 10-Q).
10.22            Waiver dated February 10, 1994 to the Financing Agreement (incorporated by reference to Exhibit 10.86 of the December 1993 Form 10-Q).
10.23            Waiver dated May 4, 1994 to the Financing Agreement (incorporated by reference to
                 Exhibit 10.87 of the Company's Form 10-Q for the quarter ended March 31, 1994).
10.24            Waiver dated September 20, 1994 to the Financing Agreement (incorporated by reference to Exhibit 10.93 of the 1994 Form 10-K).

                                                                                                       SEQUENTIALLY
  EXHIBIT NO.                                                                                         NUMBERED PAGE
---------------  ---------------------------------------------------------------------------------  ----------------
10.25            Agreement, dated June 15, 1988, between the Company and Bernard Chaus and
                 Josephine Chaus, amending the terms of the Company's subordinated promissory notes to each of them, each in the principal amount of $7,365,000, the form of which was filed as Exhibit 10.13 of the 1986 Registration Statement (incorporated by reference to Exhibit 10.11 of the 1988 Form 10-K).
10.26            Agreement, dated May 17, 1990 between the Company and Bernard Chaus and Josephine
                 Chaus amending the terms of the Company's subordinated promissory notes to each of them, each in the principal amount of $7,365,000, the form of which was filed as Exhibit 10.13 of the 1986 Registration Statement.
10.27            Agreement, dated February 21, 1991 between the Company and Bernard Chaus and
                 Josephine Chaus amending the terms of the Company's subordinated promissory notes to each of them, each in the principal amount of $7,365,000 (incorporated by reference to Exhibit 10.74 of the 1993 Form 10-K).
10.28            Subordinated promissory notes dated March 12, 1991, between the Company and
                 Bernard Chaus and Josephine Chaus, separately, each in the amount of $5,000,000
                 (incorporated by reference to Exhibit 10.75 of the 1993 Form 10-K).
10.29            Agreement, dated July 31, 1991, between the Company and the Estate of Bernard
                 Chaus and Josephine Chaus amending the terms of the Company's subordinated promissory notes to each of them, each in the principal amount of $7,365,000
                 (incorporated by reference to Exhibit 10.76 of the 1993 Form 10-K).
10.30            Agreement, dated July 31, 1991, between the Company and the Estate of Bernard
                 Chaus and Josephine Chaus amending the terms of the Company's subordinated promissory notes to each of them, each in the principal amount of $5,000,000
                 (incorporated by reference to Exhibit 10.77 of the 1993 Form 10-K).
10.31            Agreement, dated July 15, 1992, between the Company and the Estate of Bernard
                 Chaus and Josephine Chaus amending the terms of the Company's subordinated promissory notes to each of them, each in the principal amount of $5,000,000
                 (incorporated by reference to Exhibit 10.78 of the 1993 Form 10-K).
10.32            Agreement, dated October 30, 1992, between the Company and the Estate of Bernard
                 Chaus and Josephine Chaus amending the terms of the Company's subordinated promissory notes to each of them, each in the principal amount of $7,365,000
                 (incorporated by reference to Exhibit 10.79 of the 1993 Form 10-K).
10.33            Demand Notes, dated June 30, 1993, between the Company and the Estate of Bernard
                 Chaus and Josephine Chaus, each in the principal amount of $1,520,216
                 (incorporated by reference to Exhibit 10.80 of the 1993 Form 10-K).

                                                                                                       SEQUENTIALLY
  EXHIBIT NO.                                                                                         NUMBERED PAGE
---------------  ---------------------------------------------------------------------------------  ----------------
10.34            Agreement, dated September 21, 1993, between the Company and the Estate of
                 Bernard Chaus and Josephine Chaus amending the terms of the Company's subordinated promissory notes to each of them, each in the principal amount of
                 $7,365,000 (incorporated by reference to Exhibit 10.81 of the 1993 Form 10-K).
10.35            Subordinated promissory notes dated August 1, 1993, between the Company and
                 Josephine Chaus and the Estate of Bernard Chaus, separately, each in the amount of $208,716 (incorporated by reference to Exhibit 10.94 of the 1994 Form 10-K).
10.36            Subordinated promissory note dated August 1, 1993, between the Company and
                 Josephine Chaus in the amount of $1,311,500 (incorporated by reference to Exhibit
                 10.95 of the 1994 Form 10-K.)
10.37            Subordinated Promissory Note dated August 1, 1993, between the Company and the
                 Estate of Bernard Chaus in the amount of $1,000,000 (incorporated by reference to
                 Exhibit 10.96 of the 1994 Form 10-K).
10.38            Subordinated promissory note dated August 1, 1993, between the Company and the
                 Estate of Bernard Chaus, in the amount of $311,500 (incorporated by reference to
                 Exhibit 10.97 of the 1994 Form 10-K).
10.39            Subordinated promissory notes dated December 31, 1993, between the Company and
                 Josephine Chaus and the Estate of Bernard Chaus, separately, each in the amount of $181,056 (incorporated by reference to Exhibit 10.98 of the 1994 Form 10-K).
10.40            Subordinated promissory notes dated December 31, 1993, between the Company and
                 Josephine Chaus and the Estate of Bernard Chaus, separately, each in the amount of $412,950 (incorporated by reference to Exhibit 10.99 of the 1994 Form 10-K).
10.41            Agreements dated September 9, 1993, between the Company and Josephine Chaus and the Estate of Bernard Chaus, separately, reflecting amendments to subordinated promissory notes, each in the principal amount of $5,000,000 (incorporated by reference to Exhibit 10.100 of the 1994 Form 10-K).
10.42            Agreements dated October 18, 1993, between the Company and Josephine Chaus and the Estate of Bernard Chaus, separately, reflecting amendments to subordinated promissory notes, each in the principal amount of $1,520,216 (incorporated by reference to Exhibit 10.101 of the 1994 Form 10-K).
10.43            Agreements dated October 18, 1993, between the Company and Josephine Chaus and the Estate of Bernard Chaus, separately, reflecting amendments to subordinated promissory notes, each in the principal amount of $7,365,000 (incorporated by reference to Exhibit 10.102 of the 1994 Form 10-K).
10.44            Agreement dated December 31, 1993, between the Company and Josephine Chaus reflecting amendments to a subordinated promissory note in the principal amount of $1,311,500 (incorporated by reference to Exhibit 10.103 of the 1994 Form
                 10-K).
10.45            Agreement dated December 31, 1993, between the Company and the Estate of Bernard
                 Chaus, reflecting amendments to subordinated promissory notes, in the principal amounts of $1,000,000 and $311,500 (incorporated by reference to Exhibit 10.104 of the 1994 Form 10-K).

                                                                                                       SEQUENTIALLY
  EXHIBIT NO.                                                                                         NUMBERED PAGE
---------------  ---------------------------------------------------------------------------------  ----------------
10.46            Agreement dated November 9, 1994, between the Company and Josephine Chaus extending the due dates on subordinated promissory notes (incorporated by reference to Exhibit 10.107 of the Company's Form 10-Q for the quarter ended
                 September 30, 1994 (the "September 1994 Form 10-Q")).
10.47            Agreement dated November 9, 1994, between the Company and the Estate of Bernard
                 Chaus extending the due dates on subordinated promissory notes (incorporated by reference to Exhibit 10.108 of the September 1994 Form 10-Q).
10.48            Agreement dated December 19, 1994, assigning the subordinated notes from the
                 Estate of Bernard Chaus to Josephine Chaus (incorporated by reference to Exhibit
                 10.110 of the Company's Form 10-Q for the quarter ended December 30, 1994 (the
                 "December 1994 Form 10-Q").
10.49            Agreement dated January 11, 1995, between the Company and Josephine Chaus extending the due dates on subordinated promissory notes (incorporated by reference to Exhibit 10.111 of the December 1994 Form 10-Q).
10.50            Agreement dated November 22, 1994 between the Company and Josephine Chaus issuing
                 32,500 warrants to purchase Common Stock of the Company (incorporated by reference to Exhibit 10.112 of the Company's Form 10-Q for the quarter ended
                 March 31, 1995 (the "March 1995 Form 10-Q")).
10.51            Agreement dated November 22, 1994 between the Company and Josephine Chaus issuing
                 206,000 warrants to purchase Common Stock of the Company (incorporated by reference to Exhibit 10.113 of the March 1995 Form 10-Q).
10.52            Agreement dated November 22, 1994 between the Company and Josephine Chaus issuing
                 338,000 warrants to purchase Common Stock of the Company (incorporated by reference to Exhibit 10.114 of the March 1995 Form 10-Q).
10.53            Agreement dated November 22, 1994 between the Company and Josephine Chaus issuing
                 640,000 warrants to purchase Common Stock of the Company (incorporated by reference to Exhibit 10.115 of the March 1995 Form 10-Q).
10.54            Waiver dated November 7, 1994, to the Financing Agreement (incorporated by reference to Exhibit 10.106 of the September 1994 Form 10-Q).
10.55            Waiver dated February 10, 1995 to the Financing Agreement (incorporated by reference to Exhibit 10.109 of the December 1994 Form 10-Q).
10.56            Agreement effective February 21, 1995 (the "Amended Financing Agreement") between the Company and BNY Financial Corporation restating and amending the Financing
                 Agreement (incorporated by reference to Exhibit 10.116 of the March 1995 Form
                 10-Q).
*10.57           Waiver dated September 14, 1995 to the Amended Financing Agreement.
*10.58           Agreement effective as of September 28, 1995 relating to the Amended Financing
                 Agreement.
10.59            Agreement dated April 28, 1995 between the Company and Josephine Chaus extending the due dates on subordinated promissory notes (incorporated by reference to
                 Exhibit 10.117 of the March 1995 Form 10-Q).
*10.60           Agreement dated September 8, 1995 between the Company and Josephine Chaus extending the due dates on subordinated promissory notes.

                                                                                                       SEQUENTIALLY
  EXHIBIT NO.                                                                                         NUMBERED PAGE
---------------  ---------------------------------------------------------------------------------  ----------------
*10.61           License Agreement dated as of September 6, 1995 between the Company and Nautica
                 Apparel Inc. (confidential portions of which have been omitted and filed separately with the Commission subject to an order granting confidential treatment).
10.62            Amendment No. 2 to the 1986 Stock Option Plan (incorporated by reference to the
                 Company's Proxy Statement for its 1990 Annual Meeting of Stockholders).
10.63            Amendment No. 3 to the 1986 Stock Option Plan (incorporated by reference to the
                 Company's Proxy Statement for its 1991 Annual Meeting of Stockholders).
10.64            Amendment No. 4 to the 1986 Stock Option Plan (incorporated by reference to the
                 Company's Proxy Statement for its 1993 Annual Meeting of Stockholders).
*10.65           Agreement dated October 9, 1995, between the Company and Josephine Chaus, extending the due dates on subordinated promissory notes and clarifying the subordination provision.
*10.66           Agreement dated October 9, 1995, between the Company and Josephine Chaus, providing the Company with an option to extend a Letter of Credit to July 31,
                 1996.
10.67            Agreement dated October 27, 1995 between the Company and Josephine Chaus extending the due dates on the subordinated promissory notes (incorporated by reference to Exhibit 10.67 of the Company's Form 10-Q for the quarter ended
                 September 30, 1995 (the "September 1995 Form 10-Q")).
21               List of Subsidiaries of the Company (incorporated by reference to Exhibit 21 of the Company's Report on Form 10-K for the year ended June 30, 1995 (the "1995
                 Form 10-K")).
*23.1            Consent of Shereff, Friedman, Hoffman & Goodman, LLP (included in opinion at
                 Exhibit 5 above).
**23.2           Consent of Deloitte & Touche LLP.
**23.3           Consent of Ernst & Young LLP.
27               Financial Data Schedule (incorporated by reference to the 1995 Form 10-K and the
                 September 1995 Form 10-Q).

---------------

     * Previously filed.


    ** Filed herewith.



ITEM 17. UNDERTAKINGS

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of November, 1995.


                                            BERNARD CHAUS, INC.

                                            By:
                                                /s/ Josephine Chaus
                                            ---------------------------------
                                            Josephine Chaus
                                            Chairwoman of the Board
                                            and Office of the Chairman

                              POWER OF ATTORNEY


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


           SIGNATURE                            TITLES                            DATE
----------------------------  -----------------------------------------  --------------------

              *               President                                    Nomember 13, 1995
-----------------------------
       Richard A. Baker

     /s/ Josephine Chaus      Chairwoman of the Board and Office of the    November 13, 1995
-----------------------------       Chairman
       Josephine Chaus

     /s/ Andrew Grossman      Chief Executive Officer and Office of the    November 13, 1995
-----------------------------       Chairman, Director (Principal
       Andrew Grossman              Executive Officer)

              *               Vice President -- Corporate Controller       November 13, 1995
-----------------------------
       Karen A. Maloney

     /s/ Wayne S. Miller      Executive Vice President -- Finance and      November 13, 1995
-----------------------------       Administration, Chief Financial
       Wayne S. Miller              Officer and Secretary (Principal
                                    Financial and Accounting Officer)

              *               Director                                     November 13, 1995
-----------------------------
        Philip Barach

              *               Director                                     November 13, 1995
-----------------------------
         S. Lee Kling

              *               Director                                     November 13, 1995
-----------------------------
      Harvey M. Krueger

  *By: /s/ Wayne S. Miller
-----------------------------
       Wayne S. Miller
       Attorney-in-Fact


                                EXHIBIT INDEX

  EXHIBIT NO.                  DESCRIPTION               PAGE NO.
---------------  -------------------------------------  --------
1                Form of Underwriting Agreement.
23.2             Consent of Deloitte & Touche LLP.
23.3             Consent of Ernst & Young LLP.